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Filed Pursuant to Rule 424(B)(4)
Registration No. 333-128845
Registration No. 333-128099
Registration No. 333-115032

PROSPECTUS SUPPLEMENT
(To prospectus dated September 26, 2005)

29,000,000 Shares

Endo Pharmaceuticals Holdings Inc.

Common Stock

        The selling stockholders are offering 29,000,000 shares of our common stock, $.01 par value per share, by this prospectus supplement and the accompanying prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ENDP." On October 5, 2005, the last reported sale price of our common stock was $26.04 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$26.0400	$755,160,000
Underwriting Discount	$0.8463	$24,542,700
Proceeds to Selling Stockholders, Before Expenses	$25.1937	$730,617,300

        The selling stockholders have granted to the underwriters a 30-day option to purchase up to an additional 4,350,000 shares of our common stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.

        Delivery of shares of common stock is expected to be made in New York, New York on or about October 12, 2005.

Bear, Stearns & Co. Inc.	Citigroup
Morgan Stanley	SG Cowen & Co.	UBS Investment Bank
C.E. Unterberg, Towbin	Jefferies & Company, Inc.	JPMorgan

The date of this prospectus supplement is October 5, 2005.

Prospectus Supplement

FORWARD-LOOKING STATEMENTS	S-3
THE OFFERING	S-5
USE OF PROCEEDS	S-5
THE COMPANY	S-6
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA	S-16
SELLING STOCKHOLDERS	S-18
UNDERWRITING	S-24
LEGAL MATTERS	S-28
EXPERTS	S-28
INTERESTS OF EXPERTS	S-28

Prospectus

ABOUT THIS PROSPECTUS	ii
THE COMPANY	1
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	24
USE OF PROCEEDS	26
PRICE RANGE OF OUR COMMON STOCK	26
DIVIDEND POLICY	26
DESCRIPTION OF CAPITAL STOCK	27
CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK	28
SELLING STOCKHOLDERS	31
PLAN OF DISTRIBUTION	37
LEGAL MATTERS	39
EXPERTS	39
INTERESTS OF EXPERTS	39
WHERE YOU CAN FIND MORE INFORMATION	39
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	39

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of its respective date or on the date which is specified in those documents.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus may contain or incorporate by reference information that includes or is based on "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, including estimates of future net sales, future net income and future earnings per share, contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included in documents incorporated by reference, are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed results of operations. Also, statements including words such as "believes," "expects," "anticipates," "intends," "estimates," or similar expressions are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about the growth of our business, our financial performance and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors, as more fully described in "Risk Factors," beginning on page 2 of the accompanying prospectus and elsewhere in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference, could affect our future financial results and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this prospectus supplement and the accompanying prospectus. Important factors that could cause our actual results to differ materially from the expectations reflected in the forward-looking statements in this prospectus supplement and the accompanying prospectus include, among others:

  •
  our ability to successfully develop, commercialize and market new products;

  •
  timing and results of pre-clinical or clinical trials on new products;

  •
  our ability to obtain regulatory approval of any of our pipeline products;

  •
  competition for the business of our branded and generic products, and in connection with our acquisition of rights to intellectual property assets;

  •
  significant cash payments we may be required to make to Endo Pharma LLC pursuant to a tax sharing agreement;

  •
  market acceptance of our future products;

  •
  government regulation of the pharmaceutical industry;

  •
  our dependence on a small number of products;

  •
  our dependence on outside manufacturers for the manufacture of our products;

  •
  our dependence on third-parties to supply raw materials and to provide services for certain core aspects of our business;

  •
  new regulatory action or lawsuits relating to our use of narcotics in most of our core products;

  •
  our exposure to product liability claims and product recalls and the possibility that we may not be able to adequately insure ourselves;

  •
  our ability to protect our proprietary technology;

  •
  the successful efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory efforts to limit the use of generics and certain other products;

  •
  our ability to successfully implement our acquisition and in-licensing strategy;

  •
  the availability of controlled substances that constitute the active ingredients of some of our products and products in development;

  •
  the availability of third-party reimbursement for our products;

  •
  the outcome of any pending litigation; and

  •
  our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales.

        We do not undertake any obligation to update our forward-looking statements after the date of this prospectus supplement for any reason, even if new information becomes available or other events occur in the future.

THE OFFERING

Common Stock Offered by the Selling Stockholders	29,000,000 shares
Nasdaq National Market Symbol	ENDP

USE OF PROCEEDS

        All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

THE COMPANY

        We are a specialty pharmaceutical company with market leadership in pain management. We are engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. According to IMS Health data, the total U.S. market for pain management pharmaceuticals, excluding over-the-counter products, totaled $18.9 billion in 2004. This represents an approximately 16% compounded annual growth rate since 1999. Our primary area of focus within this market is analgesics and, specifically, opioid analgesics. In 2004, analgesics were the third most prescribed medication in the United States with over 272 million prescriptions written for this classification. Opioid analgesics is a segment that comprised approximately 75% of the analgesics prescriptions for 2004. Total U.S. sales for the opioid analgesic segment were $6.3 billion in 2004, representing a compounded annual growth rate of 20% since 1999.

        We have a portfolio of branded products that includes established brand names such as Lidoderm®, Percocet®, Frova®, Percodan®, Zydone® and DepoDur™. Branded products comprised approximately 69% of our net sales in 2004. Our non-branded generic portfolio, which accounted for 31% of net sales in 2004, currently consists of products primarily focused in pain management. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

        We have established research and development expertise in analgesics and devote significant resources to this effort so that we can maintain and develop our product pipeline. Our late-stage branded product pipeline includes two filed New Drug Applications, or NDAs, one product in Phase III clinical trials and five products in Phase II clinical trials.

        We enhance our financial flexibility by outsourcing certain of our functions, including manufacturing. Currently, our primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd.

        Through a dedicated sales force of approximately 370 sales representatives in the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

        Our wholly-owned subsidiary, Endo Pharmaceuticals Inc., commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement, under which we acquired these initial assets. We were incorporated in Delaware as a holding company on November 18, 1997. Our common stock is quoted on the Nasdaq National Market under the symbol "ENDP."

        Our executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Our telephone number is (610) 558-9800. The address of our website is www.endo.com (this is an inactive textual reference only). The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Oxymorphone ER Trials

        On October 20, 2003, we announced that the Food and Drug Administration, or the FDA, had issued an approvable letter for oxymorphone extended-release (ER) tablets. In the letter, the FDA requested that we address certain questions and provide additional clarification and information, including some form of an additional clinical trial to further confirm the safety and efficacy of this product. We have undertaken two additional Phase III clinical trials of oxymorphone ER to provide the

FDA with additional safety and efficacy data. On August 22, 2005, we reported the results from one of the oxymorphone ER Phase III clinical trials that was conducted under the special protocol assessment (SPA) process of the FDA. In this multi-center, randomized, double-blind, parallel group trial, the safety and efficacy of oxymorphone ER were compared with placebo in 205 opioid-naïve patients with moderate-to-severe chronic low back pain. This study demonstrated a statistically significant (p<0.0001) difference in pain scores between oxymorphone ER and placebo during a 12-week treatment period. On October 3, 2005, we reported positive results from the second of the Phase III clinical trials of our oxymorphone ER tablets. In this multi-center, randomized, double-blind, parallel group trial, the safety and efficacy of oxymorphone ER were compared with placebo in 142 opioid-experienced patients with moderate-to-severe chronic low back pain. The study demonstrated a statistically significant (p<0.0001) difference in pain scores between oxymorphone ER and placebo during a 12-week treatment period. These two studies supplement the previously submitted Phase III trial that the company believes the FDA already has accepted as demonstrating efficacy in the intended patient population. We believe we will be in a position to submit the complete response to the approvable letter to the FDA in early 2006 and expect an "action letter" from the FDA approximately six months following our complete response submission. There is no certainty that the FDA will accept these studies or what, if any, additional information the FDA will require for final approval of oxymorphone ER. See "Risk Factors—The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business" in the accompanying prospectus.

Oxymorphone IR Trial

        On October 20, 2003, we announced that the FDA had issued an approvable letter for oxymorphone immediate release (IR) tablets. In the letter, the FDA requested that we address certain questions and provide additional clarification and information, including some form of an additional clinical trial to further confirm the safety and efficacy of this product. We have undertaken an additional Phase III clinical trial of oxymorphone IR to provide the FDA with additional safety and efficacy data. In September 2005, we completed the oxymorphone IR Phase III clinical trial that was conducted under the SPA process of the FDA. In this randomized, double-blind, single and multiple dose trial of the analgesic efficacy and safety of oxymorphone IR tablets in patients with moderate-to-severe pain following abdominal surgery, the result demonstrated a statistically significant difference in pain scores between oxymorphone IR and placebo both following a single-dose and repeat doses. We believe we will be in a position to submit the complete response to the approvable letter to the FDA in early 2006 and expect an "action letter" from the FDA approximately six months following our complete response submission. There is no certainty that the FDA will accept this study or what, if any, additional information the FDA will require for final approval of oxymorphone IR. See "Risk Factors—The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business" in the accompanying prospectus.

Launch of Generic OxyContin®

        On June 7, 2005, we announced that the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., affirmed the Opinion and Order issued in Endo's favor by the U.S. District Court for the Southern District of New York on January 5, 2004. This affirmance by the Federal Circuit Court dismisses the claims that Endo's oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, a bioequivalent version of The Purdue Frederick Company's, or Purdue's, OxyContin®, infringe certain of Purdue's patents and permanently enjoins Purdue from enforcing these patents. The U.S. Food and Drug Administration had previously granted final approval of Endo's abbreviated new drug application (ANDA) for all four strengths of the product in 2004. Endo's oxycodone ER tablets are AB-rated bioequivalent versions of OxyContin®, a product that is indicated for the management of moderate-to-severe pain when a continuous, around-the-clock analgesic is needed for an extended period of time. According to IMS Retail Provider Perspective data, all OxyContin® strengths, as well as generics of the 80 mg strength, had combined 2004 U.S. sales of approximately $2 billion. The FDA has confirmed that Endo has 180 days of marketing exclusivity with respect to the 10mg, 20mg and 40mg strengths of this product, since the company was the first applicant to file an ANDA containing a Paragraph IV certification for these oxycodone extended-release strengths. Under the Medicare Prescription Drug Improvement and Modernization Act of 2003, this marketing exclusivity commences upon the appellate court decision affirming the district court's decision. On June 7, 2005, we began commercial sale of our oxycodone ER tablets, 10mg, 20mg, 40mg and 80mg strengths. See "Risk Factors—We were successful in our patent challenge against Purdue for our generic OxyContin® product, both at trial and on appeal. Purdue has petitioned the Court of Appeals for a rehearing, and if we receive an unfavorable ruling by the appeals court, we may be liable for damages and the price of our common stock may decline" in the accompanying prospectus.

Transdermal Fentanyl Patch

        On September 28, 2005, we reported that the FDA on September 27 informed our partner, Noven Pharmaceuticals, Inc. ("Noven"), that it will not approve Noven's currently pending ANDA for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic[nc_cad,176]. As a result, we expect that we will incur a write off, which will include approximately $5 million of our current transdermal fentanyl patch inventory and approximately $6 million, which represents the unamortized portion of the upfront license fee that we paid Noven in February 2004.

Our Strategy

        Our business strategy is to continue to strengthen our position as a market leader in pain management while also pursuing other markets, especially those with complementary therapeutic or physician bases. The elements of our strategy include:

        Capitalizing on our established brand names and brand awareness through focused marketing and promotional efforts.    Lidoderm®, the first FDA-approved product for the treatment of the pain of post-herpetic neuralgia, continues to increase market penetration due to our ongoing promotional and educational efforts. We consider two of our brands, Percocet® and Percodan®, to be "gold standards" of pain management. Percocet® has been prescribed by physicians since 1976, while Percodan® has been prescribed since 1950. We believe that we have established credibility with physicians as a result of these products' history of demonstrated effectiveness and safety. We plan to continue to capitalize on this brand awareness to market new products and explore new indications for existing products as well as market new formulations and dosages of our existing branded products. During 2004, we launched Frova®, indicated for the acute treatment of migraine attacks in adults, which we believe has differentiating features from other migraine products, including the longest half-life in the triptan class and a very low reported recurrence rate in its clinical program. We believe these distinct characteristics have yet to be fully exploited in the market and that we will be able to capitalize on Frova®'s clinical benefits and commercial potential by targeting the specialty physician audience and effectively leveraging the relationships and reputation that we have built with the neurology and pain specialist community over the years. During 2004, we also began our educational efforts to physicians including advocacy development for DepoDur™, the first and only single-dose epidural injection that can provide up to 48 hours of pain control to help ease pain for people undergoing major surgery in the United States. We began commercial shipments of DepoDur™ in December 2004. We believe that our strong corporate and product reputation leads to more rapid adoption of our new products by physicians.

        Leveraging our pain management expertise by developing proprietary products and generic products with significant barriers to market entry. To capitalize on our expertise in pain management, we are developing new products to address acute, chronic and neuropathic pain conditions. Specifically, we are developing new patent-protected products that may substantially improve the treatment of pain. We are co-developing an oral extended-release, or ER, version of oxymorphone with Penwest Pharmaceuticals Co. See "Recent Developments—Oxymorphone ER Trials." In addition, in May 2004, we and SkyePharma, Inc., our collaboration partner, announced that the FDA had approved SkyePharma's NDA for DepoDur™ for the treatment of pain following major surgery. DepoDur™ is a novel single dose sustained-release injectable formulation of morphine. We launched DepoDur™ in December 2004. We have also developed an extended-release oxycodone, an AB-rated generic version of OxyContin®, a product of Purdue that is indicated for the management of moderate-to-severe pain when continuous, around-the-clock analgesic is needed for an extended period of time. On June 7, 2005, we began commercial sale of our oxycodone extended-release tablets, 10mg, 20mg, 40mg and 80mg strengths. See "—Recent Developments—Launch of Generic OxyContin®."

        Acquiring and in-licensing complementary products, compounds and technologies.    We look to continue to enrich our product line through selective product acquisitions and in-licensing, or acquiring licenses to products, compounds and technologies from third parties. In August 2004, we entered into a license agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a privately held Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl being studied for the treatment of breakthrough pain. The benefits of Rapinyl™ are believed to include both a fast onset of action and patient convenience. In March 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug, or NSAID, generally used for the treatment of inflammation and pain and available in the U.S. only in oral form. Also in March 2005, we entered into an agreement that will give us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada. The sufentanil patch, which is in the early stage of clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days.

Our Competitive Strengths

        We believe that we have established a position as a market leader among specialty pharmaceutical companies by capitalizing on our following core strengths:

        Established portfolio of branded products.    We have assembled a portfolio of branded pharmaceutical products to treat and manage pain. These products include Lidoderm®, a topical patch containing lidocaine, which is the first FDA-approved product to treat the pain associated with post-herpetic neuralgia. The FDA has granted Lidoderm® orphan drug status, which means, generally, that no other lidocaine-containing product can be approved for this indication until March 2006. Additionally, Lidoderm® is protected by certain patents until 2015. Net sales of Lidoderm® increased 73% from $178.3 million in 2003 to $309.2 million in 2004. We consider Percocet®, our oxycodone/acetaminophen combination product and Percodan®, our oxycodone/aspirin combination product, which have been marketed since 1976 and 1950, respectively, to be "gold standards" of pain management based on their long history of demonstrated product safety and effectiveness. In 2004, according to IMS Health data, approximately 77% of prescriptions written for oxycodone with acetaminophen are in fact written as "Percocet." We believe our close relationships with physicians who are considered to be pain management "thought leaders" in pain centers, hospitals, and other pain management institutions enable us to improve our market penetration. During 2004, we added Frova® to our portfolio of branded products, which we believe has differentiating features from other migraine products, including the longest half-life in the triptan class and a very low reported recurrence rate in its clinical program. We believe these distinct characteristics have yet to be fully exploited in the North American market and that we will be able to capitalize on Frova®'s clinical benefits and commercial potential by targeting the specialty physician audience and effectively leveraging the relationships and reputation that we have built with the neurology and pain specialist community over the years. We believe this interaction with the thought leaders and our track record of developing and launching new products has enabled us to pursue, through in-licensing and acquisitions, novel products for the treatment of pain and complementary therapeutic areas.

        Substantial pipeline focused on pain management with a balanced focus on complementary therapeutic areas. As a result of our focused research and development efforts, we filed two NDAs with the FDA in December 2002 for oxymorphone ER tablets and oxymorphone IR tablets. On October 20, 2003, we announced that the FDA had issued approvable letters for oxymorphone ER tablets and oxymorphone IR tablets, including requests that we provide additional clarification and information, including additional clinical trials. On August 22, 2005 and October 3, 2005, we reported results from two additional clinical trials of oxymorphone ER, and in September 2005, we reported results from one additional clinical trial of oxymorphone IR. See "Recent Developments—Oxymorphone ER Trials" and "Recent Developments—Oxymorphone IR Trials." We believe we will be in a position to submit the complete response to the approvable letters to the FDA in early 2006 and expect an "action letter" from the FDA for oxymorphone ER tablets and oxymorphone IR tablets approximately six months following our complete response submission. There is no certainty that the FDA will accept this study or what, if any, additional information the FDA will require for final approval of oxymorphone ER. In addition, we currently have one product in Phase III clinical trials and five products in Phase II clinical trials.

        Research and development expertise.    Our research and development effort is focused on expanding our product portfolio by capitalizing on our core expertise with analgesics. We have assembled an experienced and multi-disciplined research and development team of scientists and technicians with proven expertise working with analgesics and complex formulations. We believe this expertise allows for timely FDA approval of our products. We have demonstrated our ability to commercialize our research and development efforts during the last eight years through the launch of a number of new products and product line extensions since August 1997.

        Targeted national sales and marketing infrastructure.    We market our products directly to physicians through an internal sales force of approximately 300 specialty and office-based representatives and approximately 70 hospital-based representatives. Through our sales force, we market our branded pharmaceutical products to approximately 50,000 physicians, which include both specialists and primary care physicians.

        Selective focus on generic products.    Our generic product portfolio includes products focused on pain management. Development of these products involves barriers to entry such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing. We believe products with these characteristics will face a lesser degree of competition and therefore provide longer product life cycles and higher profitability than commodity generic products. We have executed our generic product development strategy successfully to date with products such as morphine sulfate extended-release tablets, which we introduced in November 1998 as a bioequivalent version of MS Contin®, a product of Purdue. In addition, we are the first company to have filed an ANDA with the FDA for the bioequivalent version of the 10mg, 20mg and 40mg strengths of Purdue's OxyContin®. For several reasons, including potential marketing exclusivity, we believe it is a significant advantage to be the first successful filer of an ANDA for a generic drug. On June 7, 2005, we began commercial sale of our oxycodone ER tablets, 10mg, 20mg, 40mg and 80mg strengths. See "Risk Factors—We were successful in our patent challenge against Purdue for our generic OxyContin® product, both at trial and on appeal. Purdue has petitioned the Court of Appeals for a rehearing, and if we receive an unfavorable ruling by the appeals court, we may be liable for damages and the price of our common stock may decline" in the accompanying prospectus.

        Experienced and dedicated management team.    Our senior management team has a proven track record of building our business through internal growth as well as through acquisitions and licensing. Members of our senior management led the purchase of the company from The DuPont Merck Pharmaceutical Company in August 1997 as well as the licensing of Lidoderm®, DepoDur™ and many of the products in our development pipeline. Management has received FDA approval on more than fifteen new products and product line extensions since 1997, and as a result of several successful product launches, has grown our net sales from approximately $108.4 million in 1998 to approximately $615.1 million in 2004.

Product Overview

        The following table summarizes select products in our marketed portfolio as well as selected products in development:

Product	Active ingredient(s)	Branding	Status
Lidoderm®	lidocaine 5%	Branded	Marketed
Percocet®	oxycodone and acetaminophen	Branded	Marketed
Percodan®	oxycodone and aspirin	Branded	Marketed
Zydone®	hydrocodone and acetaminophen	Branded	Marketed
Frova®(1)	frovatriptan	Branded	Marketed
DepoDur™(2)	morphine sulfate	Branded	Marketed
Endocet®	oxycodone and acetaminophen	Generic	Marketed
Morphine Sulfate ER	morphine sulfate	Generic	Marketed
Oxycodone ER	oxycodone hydrochloride	Generic	Marketed
Oxymorphone ER(3)	oxymorphone hydrochloride	Branded	Approvable Letter
Oxymorphone IR	oxymorphone hydrochloride	Branded	Approvable Letter
Frova® (menstrually related migraine)(1)	frovatriptan	Branded	Phase III
Lidoderm® (chronic low back pain)	lidocaine 5%	Branded	Phase II
LidoPAIN® BP(4)	lidocaine	Branded	Phase II
Propofol IDD-D™(2)	propofol	Branded	End of Phase II
Rapinyl™ (oral, fast dissolving)(5)	fentanyl	Branded	Phase II
Topical Ketoprofen Patch(6)	ketoprofen	Branded	Phase II
CHRONOGESIC™(7)	sufentanil	Branded	Early Stage
Transdermal Sufentanil Patch(8)	sufentanil	Branded	Early stage

(1)
Licensed marketing rights from Vernalis Development Limited.

(2)
Licensed marketing rights from SkyePharma, Inc.

(3)
Co-developed with Penwest Pharmaceuticals Co.

(4)
Licensed marketing rights from EpiCept Corporation.

(5)
Licensed marketing and development rights from Orexo AB.

(6)
Licensed marketing and development rights from ProEthic Pharmaceuticals, Inc.

(7)
Licensed marketing rights from DURECT Corporation.

(8)
Licensed marketing and development rights from DURECT Corporation.

Branded Products

        Lidoderm®. Lidoderm® was launched in September 1999. A topical patch product containing lidocaine, it is the first FDA-approved product for the relief of the pain associated with post-herpetic neuralgia. There are approximately 200,000 patients per year who suffer from this condition in the United States, the majority of whom are elderly. The FDA has granted Lidoderm® orphan drug status, generally meaning that no other lidocaine-containing patch product can be approved for this indication until March 2006. Certain exceptions apply (for example, a product shown to be clinically superior may be approved); however, we are unaware that any such product has been, or is being, developed. Lidoderm® is also currently protected by patents for, among other things, a method of treating post-herpetic neuralgia and the composition of the lidocaine-containing patch. The last of these patents will expire in 2015. In 2002, 2003 and 2004, Lidoderm® net sales were $83.2 million, $178.3 million and $309.2 million, respectively, and $164.6 million for the six months ended June 30, 2005. Lidoderm® accounted for approximately 50% of our 2004 net sales and approximately 49% of our net sales for the six months ended June 30, 2005.

        In addition, we are currently exploring potential new indications for Lidoderm® and have initiated a Phase II clinical trial in chronic low back pain.

        Percocet®. We consider Percocet® to be a "gold standard" of pain management. Launched in 1976, Percocet® is approved for the treatment of moderate-to-moderately severe pain. Although Percocet® has faced generic competition for nearly 20 years, in 2004, according to the IMS National Prescription Audit, approximately 17.9 million new prescriptions for this combination of oxycodone hydrochloride and acetaminophen were written for the brand name "Percocet," of which, due to generic substitution, only approximately 7% were filled by pharmacists with our brand Percocet®.

        During the fourth quarter of 2001, we launched two new formulations: Percocet® 7.5/325 and Percocet® 10.0/325. These new dosage strengths allow physicians the flexibility of increasing the dose of opioid while still maintaining a low level of acetaminophen. In October 2003, a competitor announced that it was launching its generic versions of Percocet® 7.5/325 and Percocet® 10.0/325. The Percocet® family of products had net sales of $144.6 million, $214.2 million and $86.5 million in the years 2002, 2003 and 2004, respectively, and $52.2 million for the six months ended June 30, 2005. The Percocet® franchise accounted for approximately 14% of our 2004 net sales and approximately 16% of our net sales for the six months ended June 30, 2005.

        Frova®. We began shipping Frova® upon closing of the license agreement with Vernalis in mid-August 2004 and initiated our promotional efforts in September. We believe that Frova® has differentiating features from other migraine products, including the longest half life in the triptan class and a very low reported recurrence rate in its clinical program. We believe these distinct characteristics have yet to be fully exploited in the market and that we will be able to capitalize on Frova®'s clinical benefits and commercial potential by targeting the specialty physician audience and effectively leveraging the relationships and reputation that we have built with the neurology and pain specialist community over the years. We believe we can create an advocacy base among thought leaders who treat patients with the most intractable migraines. Further, we believe that Frova®'s potential future application for the prevention of menstrually related migraine makes it one of our most promising products. Net sales of Frova® were $11.4 million in 2004 and $14.8 for the six months ended June 30, 2005.

        Frova® is also being studied in Phase III clinical trials as a potential prophylactic treatment for Menstrually Related Migraine (MRM). If approved for this indication, we believe that Frova® would be the first triptan to be indicated for the prevention of any type of migraine. We anticipate filing a supplemental New Drug Application (sNDA) for this indication in the first half of 2006, following the completion by our partner Vernalis of the second of two Phase III clinical trials.

        DepoDur™. We began commercial shipments of DepoDur™ in December of 2004. DepoDur™ is FDA-approved for the treatment of pain following major surgery. DepoDur™ is the first and only single-dose epidural injection that can provide up to 48 hours of pain control to help ease pain for people undergoing major surgery in the United States.

        Percodan®. Launched in 1950 for the treatment of moderate-to-moderately severe pain, we also consider Percodan® to be a "gold standard" of pain management. According to the IMS National Prescription Audit, in 2004, approximately 283,000 prescriptions for oxycodone hydrochloride and oxycodone terephthalate in combination with aspirin were written for the brand name "Percodan." Due to generic substitution, only approximately 17% of these prescriptions were filled by pharmacists with our brand Percodan®.

        Zydone®. In February 1999, we launched Zydone® tablets, branded hydrocodone/acetaminophen products for the relief of moderate-to-moderately severe pain. Zydone® is available in three strengths, 5.0mg, 7.5mg and 10.0mg, each in combination with 400mg acetaminophen. There is currently no generic equivalent available for this product.

        Other.    The balance of our branded portfolio consists of a number of products, none of which accounted for more than 5% of our total net sales in the 2004 fiscal year or for the six months ended June 30, 2005.

Generic Products

        When a branded pharmaceutical product is no longer protected by any relevant patents, normally as a result of a patent's expiration, or by other, non-patent "market exclusivity," third parties have an opportunity to introduce generic counterparts to such branded product. Generic pharmaceutical products are therapeutically equivalent to their brand-name counterparts and are generally sold at prices significantly less than the branded product. Accordingly, generic pharmaceuticals may provide a safe, effective and cost-effective alternative to users of branded products.

        Our generic portfolio is currently comprised of products that cover a range of indications, most of which are focused in pain management. One of our generic products is morphine sulfate extended-release tablets, which accounted for approximately 10% of our total net sales in 2004 and approximately 6% of our total net sales for the six months ended June 30, 2005. In addition, we have a generic oxycodone hydrochloride and acetaminophen product, Endocet®, which accounted for approximately 19% of our total net sales in 2004 and approximately 11% of our total net sales for the six months ended June 30, 2005. We also offer a generic of Sinemet® (carbidopa/levodopa) for the treatment of the symptoms of idiopathic Parkinson's disease.

        We have also developed an extended-release oxycodone, an AB rated generic version of OxyContin®, a product of Purdue. According to IMS Retail Provider Perspective data, OxyContin® generated U.S. sales of approximately $1.8 billion in 2004. We have received final approval from the FDA for bioequivalent versions of the 10mg, 20mg, 40mg and 80mg strengths of OxyContin®. We currently are in litigation with Purdue regarding our generic version of OxyContin®. See "Risk Factors—We were successful in our patent challenge against Purdue for our generic OxyContin® product, both at trial and on appeal. Purdue has petitioned the Court of Appeals for a rehearing, and if we receive an unfavorable ruling by the appeals court, we may be liable for damages and the price of our common stock may decline" in the accompanying prospectus. We are the first company to have filed an ANDA with the FDA for the bioequivalent versions of the 10mg, 20mg and 40mg strengths of OxyContin®, thereby entitling us to 180 days of generic product ANDA marketing exclusivity with respect to these strengths of this product. Under the Medicare Prescription Drug Improvement and Modernization Act of 2003, this marketing exclusivity begins to run upon the appellate court decision affirming the district court's decision. We launched all four strengths of the product on June 7, 2005 and had net sales of $29.2 million for the six months ended June 30, 2005. Our bioequivalent version of OxyContin® (oxycodone extended-release tablets) accounted for approximately 9% of our total net sales for the six months ended June 30, 2005.

        The balance of our generic portfolio consists of a few other products, none of which accounted for more than 5% of our total net sales for 2004 or for the six months ended June 30, 2005.

        We principally pursue the development and marketing of generic pharmaceuticals that have one or more barriers to entry. The characteristics of the products that we may target for generic development may include:

  •
  complex formulation or development characteristics;

  •
  regulatory or legal challenges; or

  •
  difficulty in raw material sourcing.

        We believe products with these characteristics will face a lesser degree of competition, therefore providing longer product life cycles and/or higher profitability than commodity generic products.

Products in Development

        Our pipeline portfolio contains products intended to address acute pain, chronic pain and neuropathic pain conditions as well as products in complementary therapeutic areas. We cannot predict when or if any of these products will be approved by the FDA.

        Oxymorphone ER.    We are co-developing an oral extended-release version of oxymorphone with Penwest Pharmaceuticals. If approved, we expect oxymorphone ER will compete in the approximately $4.2 billion U.S. long-acting strong opioid market. See "—Recent Developments—Oxymorphone ER Trials."

        Oxymorphone IR.    In December 2002, we filed an NDA for oxymorphone IR with the FDA. If approved, oxymorphone IR is intended to treat acute moderate-to-severe pain. See "—Recent Developments—Oxymorphone IR Trial."

        LidoPAIN® BP.    Currently in Phase II clinical trial development, LidoPAIN® BP is a patent-protected, adhesive-backed, high-concentration lidocaine-based patch product, intended for the treatment of acute lower back pain. LidoPAIN® BP is being developed by EpiCept.

        Propofol IDD-D™. Currently in the end of Phase II clinical trial development, Propofol IDD-D™ is an intravenous, or IV, formulation of propofol as the sole active ingredient using SkyePharma's patented Insoluble Drug Delivery (IDD-D™) technology. Propofol IDD-D™ is intended for the maintenance of anesthesia in adults during surgery and for sedation of adults hospitalized in an intensive-care setting.

        Rapinyl™. Currently in Phase II clinical trial development, Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough pain. We believe the benefits of Rapinyl™ include rapid absorption of the active substance, a fast onset of action and patient convenience, which we believe will improve compliance in patients who experience breakthrough pain. We anticipate that we will commence Phase III clinical trials in 2005.

        Topical Ketoprofen Patch.    Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic Pharmaceuticals, Inc.'s European partner APR Applied Pharma Research AG, with statistically significant results. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. We anticipate that we will commence Phase III clinical trials of this product in the first-half of 2006.

        CHRONOGESIC™. Currently in early-stage clinical development, CHRONOGESIC™ is intended to treat patients with opioid responsive chronic pain that results from a variety of causes. CHRONOGESIC™ is designed to deliver sufentanil continuously for three months of pain therapy. CHRONOGESIC™ is a self-driven titanium implant that is placed just under the skin, similar in size to a matchstick, from which drug is released by the natural process of osmosis at a controlled rate. The CHRONOGESIC™ clinical development program is on temporary hold pending DURECT's implementation of some necessary design and manufacturing enhancements to the CHRONOGESIC™ product. DURECT anticipates that the implementation of these design and manufacturing enhancements will continue to delay the restart of clinical trials.

        Transdermal Sufentanil Patch.    The sufentanil patch, which is in early-stage clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days.

        Other.    We also have other undisclosed analgesic products addressing the broad spectrum of pain management in various stages of development, and we are currently exploring potential new indications for Lidoderm®.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The summary historical consolidated financial data for the six months ended June 30, 2004 and 2005 have been derived from our unaudited interim condensed consolidated financial statements. All other summary historical consolidated financial data presented below have been derived from our audited consolidated financial statements. The summary historical consolidated financial data presented below should be read in conjunction with the audited consolidated financial statements, unaudited interim condensed consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary data in this section is not intended to replace the consolidated financial statements.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$398,973	$595,608	$615,100	$297,457	$334,134
Cost of sales	98,857	135,671	140,989	61,788	71,843

Gross profit	300,116	459,937	474,111	235,669	262,291
Selling, general and administrative	110,907	155,827	180,200	81,759	109,675
Research and development	56,823	51,024	50,546	29,001	47,972
Depreciation and amortization	3,142	6,272	10,630	4,089	7,294
Loss on disposal of other intangible	—	—	3,800	3,800	—
Compensation related to stock options (primarily selling, general and administrative)	34,659	144,524	—	—	—
Purchased in-process research and development	20,300	(6,966)	—	—	—
Manufacturing transfer fee	9,000	—	—	—	—

Operating income	65,285	109,256	228,935	117,020	97,350
Interest expense (income), net	4,391	258	(2,161)	(218)	(3,968)

Income before income tax	60,894	108,998	231,096	117,238	101,318
Income tax	30,081	39,208	87,787	44,516	38,457

Net income(1)	$30,813	$69,790	$143,309	$72,722	$62,861

Net income per share
Basic	$0.30	$0.54	$1.09	$0.55	$0.48
Diluted(2)	$0.30	$0.53	$1.08	$0.55	$0.47
Shares used to compute net income per share
Basic	102,064	128,417	131,805	131,786	131,922
Diluted	102,126	132,439	132,718	132,759	132,879

(footnotes on following page)

(1)
Net income includes charges, net of tax, as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net income	$30,813	$69,790	$143,309	$72,722	$62,861

Upfront and milestone payments to partners	—	3,079	8,062	6,203	12,409
Termination of development agreement	—	—	2,356	2,357	—
Compensation related to stock options	21,819	88,989	—	—	—
Manufacturing costs of oxycodone ER	5,059	15,131	—	—	—
Manufacturing transfer costs	2,230	3,540	—	—	—
Manufacturing transfer fee	5,666	—	—	—	—
Purchased in-process research and development	20,300	(6,966)	—	—	—
(2)
Diluted net income per share includes charges, net of tax, as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Net income	$0.30	$0.53	$1.08	$0.55	$0.47

Upfront and milestone payments to partners	—	0.02	0.06	0.04	0.10
Termination of development agreement	—	—	0.02	0.02	—
Compensation related to stock options	0.21	0.67	—	—	—
Manufacturing costs of oxycodone ER	0.05	0.11	—	—	—
Manufacturing transfer costs	0.02	0.03	—	—	—
Manufacturing transfer fee	0.06	—	—	—	—
Purchased in-process research and development	0.20	(0.05)	—	—	—
	As of December 31,			As of June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$56,902	$229,573	$278,034	$231,687	$276,336
Working capital	105,058	287,922	294,329	360,181	381,762
Total assets	512,972	753,880	947,491	840,171	1,053,082
Other long-term obligations	7,851	589	18,293	1,335	38,334
Stockholders' equity	352,692	567,617	655,950	641,480	723,523

SELLING STOCKHOLDERS

        The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders, as of October 5, 2005. Footnote (a) below provides a brief explanation of what is meant by the term "beneficial ownership." No offer or sale under this prospectus supplement and the accompanying prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus supplement or until that holder has notified us and an amendment to the related registration statement has become effective.

        We have prepared the table based on information given to us by, or on behalf of, the selling stockholders on or before October 5, 2005. Additionally, for purposes of preparing this table, we have assumed the over-allotment option has not been exercised. Pursuant to the terms of our executive stockholder agreement, executive stockholders cannot directly or indirectly sell, assign, mortgage, transfer, pledge, hypothecate or otherwise dispose of any of their shares of our common stock acquired in connection with our formation in 1997 or the shares of our common stock underlying their stock options granted pursuant to the Endo Pharma LLC stock option plans, in each case, without the consent of Endo Pharma LLC's Board of Managers, except to Endo Pharma LLC, Kelso Investment Associates V, L.P. and Kelso Equity Partners V, L.P. in accordance with the terms of the executive stockholders agreement. Furthermore, under this prospectus supplement and the accompanying prospectus, executive stockholders can only sell such shares or shares of our common stock underlying such options in connection with a sale of shares by Endo Pharma LLC. Certain employee and former employee stockholders are subject to similar transfer restrictions which will be lifted with respect to 2.8 million shares of common stock upon the earlier of (i) October 24, 2005 or (ii) the consummation of this offering. See "Selling Stockholders" in the accompanying prospectus.

        Our executive stockholders will primarily use the proceeds from the sales of their shares of common stock to satisfy their tax withholding obligations and the payment of the exercise price in connection with their exercises of their Class C stock options.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*(a)	Number of Shares That Will Be Offered(a)	Number of Shares of Common Stock Beneficially Owned Following the Offering(a)	Percentage of Shares of Common Stock to be Beneficially Owned After Completion of the Offering(a)
Directors and Executive Officers:
Carol A. Ammon(b)(c)(d)	8,717,923	3,934,697	4,783,226	3.6%
Brian T. Clingen(e)	25,000	—	25,000	**
Michael B. Goldberg(f)(g)
Michael Hyatt(h)***	626,967	166,217	460,750	**
Roger H. Kimmel(i)***	607,521	89,662	517,859	**
Frank J. Loverro(f)(g)
Clive A. Meanwell, M.D., Ph.D(j)	25,000	—	25,000	**
Michael W. Mitchell(k)	40,000	—	40,000	**
Joseph T. O'Donnell, Jr(l)	40,000	—	40,000	**
David I. Wahrhaftig(f)(g)
Peter A. Lankau(b)(m)	1,242,148	73,435	1,168,713	**
David A. H. Lee, M.D., Ph.D.(b)(d)(n)	3,195,899	1,556,909	1,638,990	1.2%
Jeffrey R. Black(b)(d)(o)	2,841,743	1,370,642	1,471,101	1.1%
Caroline B. Manogue(b)(p)	330,158	94,419	235,739	**
All current directors and executive officers of Endo Pharmaceuticals Holdings Inc. as a group (14 persons)	17,692,359	7,285,981	10,406,378	7.8%

Other Selling Stockholders:
Endo Pharma LLC(d)(f)	63,184,284	28,744,121	34,440,163	26.0%
Kelso Investment Associates V, L.P.(d)(f)(q)	29,030,677	14,247,774	14,782,903	11.1%
Kelso Equity Partners V, L.P.(d)(f)(q)	2,442,746	1,198,859	1,243,887	**
Joseph S. Schuchert(f)(g)	—	—	—	—
Frank T. Nickell(f)(g)	—	—	—	—
Thomas R. Wall, IV(f)(g)	—	—	—	—
George E. Matelich(f)(g)	—	—	—	—
Frank K. Bynum, Jr.(f)(g)	—	—	—	—
Philip E. Berney(f)(g)	—	—	—	—
James J. Connors, II(f)(g)	—	—	—	—
Greenwich Street Capital Partners, L.P.(d)(r)	3,719,751	1,825,592	1,894,159	1.4%
Greenwich Street Capital Offshore Fund, Ltd.(d)(r)	230,875	113,310	117,565	**
Citigroup Employees Fund GSP, L.P.(d)(r)***	903,997	443,667	460,330	**
The Travelers Insurance Company(d)(r)***	191,897	94,180	97,717	**
The Travelers Life and Annuity Company(d)(r)***	94,516	46,387	48,129	**
Mariann T. MacDonald(b)(d)(s)	7,331,146	3,370,826	3,960,320	3.0%
Other selling stockholders representing less than 1% owners of our common stock(t)	760,875	373,424	387,451	**

*
Number of shares assumes the exercise of all options reserved pursuant to the Endo Pharma LLC 1997 Stock Option Plans and Endo Pharma LLC 2000 Supplemental Stock Option Plans.

**
The percentage of the class to be owned by such security holder after completion of the offering represents less than 1%.

***
These selling stockholders have identified themselves as affiliates of broker-dealers. See also "Underwriting."

(a)
"Beneficial ownership" is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date that such person has the right to acquire within 60 days after such date.

(b)
The business address for this person is c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317.

(c)
Ms. Ammon is our Chairman. The shares to be sold by Ms. Ammon include up to 67,284 shares, which represent Ms. Ammon's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 3,867,413 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. Ammon owns 0.36% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of her status as a member of Endo Pharma LLC. Ms. Ammon shares voting power along with the other members of Endo Pharma LLC with respect to shares of Endo common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of her pecuniary interest. Ms. Ammon's beneficial ownership after the offering includes 3,536,264 shares of Endo common stock and 1,246,962 shares underlying options to acquire Endo common stock that she holds pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 584,396 of which are currently exercisable. However, the shares of common stock that Ms. Ammon receives upon exercise of these stock options are currently subject to significant restrictions that are set forth in the stockholders agreement including restrictions on sale, assignment, mortgage, transfer, pledge or other disposals or transfers.

(d)
Members of Endo Pharma LLC will receive a pro rata distribution of the net proceeds from one or more offerings pursuant to this prospectus received by Endo Pharma LLC based on the number of Endo Pharma LLC units held by each such member. Affiliates of Kelso & Company own 83.6% of Endo Pharma LLC; Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd., Citigroup Employees Fund GSP, L.P., The Travelers Insurance Company and The Travelers Life and Annuity Company together own 13.7% of Endo Pharma LLC; our management, in the aggregate, owns 0.7% of Endo Pharma LLC; and certain other outside investors own 2.0% of Endo Pharma LLC. The number of shares of common stock beneficially owned by Endo Pharma LLC after the offering includes 9,226,021 shares of common stock that after the offering will be held by executive stockholders as a result of the exercise of Class C Endo Pharma LLC stock options, which shares are subject to significant restrictions that are set forth in the amended executive stockholders agreement. See "Selling Stockholders" in the accompanying prospectus. Following the completion of this offering and the transfer of the 9,226,021 shares of common stock from Endo Pharma LLC to the executive stockholders, and assuming the over-allotment option has not been exercised, Endo Pharma LLC will beneficially own approximately 19.0% of our common stock.

(e)
Mr. Clingen is a director of Endo. The business address for Mr. Clingen is c/o BP Capital Management, 5101 Darmstadt Road, Suite A, Hillside, Illinois 60162. Mr. Clingen's beneficial ownership represents options to purchase 25,000 shares of common stock under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 5,000 of which are currently exercisable.

(f)
The business address for this person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(g)
Messrs. Goldberg, Loverro and Wahrhaftig are directors of Endo. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of the status of Kelso Investment Associates V, L.P., or KIA V, and Kelso Equity Partners V, L.P., or KEP V, as members of Endo Pharma LLC. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of securities owned of record by KIA V and KEP V, by virtue of the status of each of them as a general partner of the general partner of KIA V and as a general partner of KEP V. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power along with the other general partners with respect to shares of Endo common stock owned indirectly by KIA V and KEP V through Endo Pharma LLC, but disclaim beneficial ownership of such securities except to the extent of each individual's pecuniary interest.

(h)
Mr. Hyatt is a director of Endo. The business address for Mr. Hyatt is c/o Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179. Mr. Hyatt's beneficial ownership includes (i) 566,217 shares of common stock owned directly by Mr. Hyatt, (ii) 20,750 shares held in trusts for which Mr. Hyatt serves as trustee and as to which shares Mr. Hyatt holds either the sole or the shared power of disposition or the power to vote and (iii) options to purchase 40,000 shares of common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable. Mr. Hyatt's beneficial ownership excludes 139,662 shares of common stock held in a trust for the benefit of the children of Mr. Hyatt, as to which shares Mr. Hyatt has neither the power of disposition nor the power to vote.

(i)
Mr. Kimmel is a director of Endo. The business address for Mr. Kimmel is c/o Rothschild, Inc., 1251 Avenue of the Americas, New York, New York 10022. Mr. Kimmel's beneficial ownership includes (i) 567,521 shares of common stock held in trusts for which Mr. Kimmel serves as trustee and as to which shares Mr. Kimmel holds either the sole or the shared power of disposition and power to vote and (ii) options to purchase 40,000 shares of common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable. Mr. Kimmel's beneficial ownership excludes a total of 40,367 shares of common stock held in trusts for the benefit of Mr. Kimmel's adult children, as to which shares Mr. Kimmel has neither the power of disposition nor the power to vote. Of the 567,521 shares of common stock held in the trusts, 177,865 are anticipated to be placed in a 10b5-1 pre-set selling program for a period of six months pursuant to which sales may occur as soon as November 1, 2005.

(j)
Dr. Meanwell is a director of Endo. The business address for Dr. Meanwell is c/o The Medicines Company, 5 Sylvan Way, Parsippany, New Jersey 07054. Dr. Meanwell's beneficial ownership represents options to purchase 25,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 5,000 of which are currently exercisable.

(k)
Mr. Mitchell is a director of Endo. The business address for Mr. Mitchell is c/o Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036. Mr. Mitchell's beneficial ownership represents options to purchase 40,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable.

(l)
Mr. O'Donnell is a director of Endo. The business address for Mr. O'Donnell is Briscoe Capital Management, L.L.C., 295 Madison Avenue, 31st Floor, New York, New York 10017. Mr. O'Donnell's beneficial ownership represents options to purchase 40,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable.

(m)
Mr. Lankau is our President and Chief Executive Officer and is a director of Endo. The shares to be sold by Mr. Lankau include up to 73,435 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Mr. Lankau's beneficial ownership after the offering includes 66,677 shares of Endo common stock and 1,102,036 shares underlying options granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 592,899 of which are currently exercisable.

(n)
Dr. Lee is our Executive Vice President and Chief Scientific Officer. The shares to be sold by Dr. Lee include up to 4,205 shares, which represent Dr. Lee's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 1,552,704 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Dr. Lee owns 0.02% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of his status as a member of Endo Pharma LLC. Dr. Lee shares voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest. Dr. Lee's beneficial ownership after the offering includes 1,403,708 shares and 235,282 shares underlying options that he holds in the Endo Pharma

  LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 111,450 of which are currently exercisable.

(o)
Mr. Black is our Executive Vice President, Chief Financial Officer and Treasurer. The shares to be sold by Mr. Black include up to 8,410 shares, which represent Mr. Black's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 1,362,232 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Mr. Black owns 0.05% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of his status as a member of Endo Pharma LLC. Mr. Black shares voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest. Mr. Black's beneficial ownership after the offering includes 1,235,819 shares and 235,282 underlying options that he holds in the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 111,450 of which are currently exercisable.

(p)
Ms. Manogue is our Executive Vice President, Chief Legal Officer and Secretary. The shares to be sold by Ms. Manogue include up to 94,419 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. Manogue's beneficial ownership after the offering includes 85,491 shares of Endo common stock and 150,248 shares underlying options granted under the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan, 91,740 of which are currently exercisable.

(q)
KIA V and KEP V share investment and voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but each disclaims beneficial ownership of such securities except to the extent of its pecuniary interest. Kelso Partners V, L.P., or KP V, may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of its status as a general partner of KIA V, which is a member of Endo Pharma LLC. KP V shares investment and voting power along with its general partners with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of its pecuniary interest.

(r)
The business address for Greenwich Street Capital Partners, L.P. and Greenwich Street Capital Offshore Fund, Ltd. is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for Citigroup Employees Fund GSP, L.P. is 399 Park Avenue, New York, New York 10043. The business address for The Travelers Insurance Company and The Travelers Life and Annuity Company is One City Place, Hartford, Connecticut 06103-3415. Greenwich Street Investments, L.P. is the general partner of Greenwich Street Capital Partners, L.P. Greenwich Street Investments, L.L.C. is the managing general partner of Greenwich Street Investments, L.P. The Travelers Insurance Company is the sole member of Greenwich Street Investments, L.L.C. Andrew Wagner and Woodbourne Corporation (BVI) Limited are the directors of Greenwich Street Capital Offshore Fund, Ltd. TRV Employees Investments, Inc. is the general partner of Citigroup Employees Fund GSP, L.P. and is a wholly-owned subsidiary of Citigroup Inc. GSCP (NJ), L.P. is the manager of Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, Andrew Wagner and Frederick H. Horton is an executive officer and stockholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. Greenwich Street Investments, L.P., Greenwich Street Investments, L.L.C. and The Travelers Insurance Company, because of their relationships with Greenwich Street Capital Partners, L.P., may be deemed to beneficially own the securities held by Greenwich Street Capital Partners, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Greenwich Street Capital Partners, L.P. except to the extent of their respective pecuniary interest in the securities. Andrew Wagner and Woodbourne Corporation (BVI) Limited, because of their relationships to Greenwich Street Capital Offshore Fund, Ltd., may be deemed to beneficially own the securities held by Greenwich Street Capital Offshore Fund, Ltd. Notwithstanding the foregoing, the above person and entity disclaim beneficial ownership of the securities held by Greenwich Street Capital Offshore Fund, Ltd. except to the extent of their respective pecuniary interest in the securities. TRV Employees Investments, Inc. and Citigroup Inc., because of their relationships with Citigroup Employees GSP Fund, L.P., may be deemed to beneficially own the securities held by Citigroup Employees GSP Fund, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Citigroup Employees GSP Fund, L.P. except to the extent of their respective pecuniary interest in the securities. GSCP (NJ), L.P., GSCP (NJ), Inc., Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, Andrew Wagner and Frederick H. Horton, because of their relationships with Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P., may be deemed to beneficially own the securities held by Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup GSP Fund, L.P. except to the extent of their respective pecuniary interest in the securities. The Travelers Life and Annuity Company is a wholly-owned subsidiary of The Travelers Insurance Company, which is a subsidiary of Metlife, Inc. The Travelers Insurance Company and Metlife, Inc. may be deemed to be the beneficial owner of the securities held by The Travelers Life and Annuity Company. The above persons and entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Endo Pharma LLC because they are members of Endo Pharma LLC or affiliates of members of Endo Pharma LLC. The above persons and entities disclaim beneficial ownership of the securities owned by Endo Pharma LLC, except to the extent of their respective pecuniary interest in the securities.

(s)
Until December 31, 2003, Ms. MacDonald was our Executive Vice President of Operations, at which time she resigned from her executive office, while remaining an employee. The shares to be sold by Ms. MacDonald include up to 50,463 shares, which represent Ms. MacDonald's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 3,320,363 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. MacDonald owns 0.27% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of her status as a member of Endo Pharma LLC. Ms. MacDonald shares voting power along with the other members of Endo Pharma LLC with respect to securities owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of her pecuniary interest. Ms. MacDonald's beneficial ownership after the offering includes 3,033,321 shares and 926,999 shares underlying options that she holds in the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 434,402 of which are currently exercisable.

(t)
The 373,424 shares that will be sold by the other selling stockholders represent shares which represent the selling stockholders pro rata portion of Endo Pharma LLC's shares that will be offered. The other selling stockholders own 2.02% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of their status as members of Endo Pharma LLC. Each selling stockholder's shares voting power along with the other members of Endo Pharma LLC with respect to securities owned by Endo Pharma LLC, but each disclaims beneficial ownership of such securities except to the extent of each selling stockholder's pecuniary interest.

UNDERWRITING

        Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and, together with Morgan Stanley & Co. Incorporated, SG Cowen & Co., LLC, UBS Securities LLC, C.E. Unterberg, Towbin, Jefferies & Company, Inc. and J.P. Morgan Securities, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions of an underwriting agreement, dated October 5, 2005, the underwriters named below have severally agreed with us and the selling stockholders, subject to the terms and conditions contained in the underwriting agreement, to purchase from the selling stockholders the number of shares of common stock set forth below opposite their respective names.

Underwriter	Number of shares
Bear, Stearns & Co. Inc.	7,975,000
Citigroup Global Markets Inc.	7,975,000
Morgan Stanley & Co. Incorporated	2,900,000
SG Cowen & Co., LLC	2,900,000
UBS Securities LLC	2,900,000
C.E. Unterberg, Towbin	1,450,000
Jefferies & Company, Inc.	1,450,000
J.P. Morgan Securities, Inc.	1,450,000

Total	29,000,000

        The obligations of the underwriters under the underwriting agreement are several and not joint. This means that each underwriter is obligated to purchase from the selling stockholders only the number of shares of common stock set forth opposite its name in the table above. Except in limited circumstances set forth in the underwriting agreement, an underwriter has no obligation in relation to the shares of common stock which any other underwriter has agreed to purchase.

        The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions including delivery of legal opinions by our counsel and counsel for the selling stockholders, the delivery of a comfort letter by our independent auditors and the accuracy of the representations and warranties made by us and the selling stockholders in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of common stock if any are purchased.

        The underwriters propose initially to offer the shares of common stock offered by this prospectus to the public at the public offering price per share set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.5078 per share. The underwriters may allow, and these dealers may reallow, concessions not in excess of $0.10 per share on sales to certain other dealers. After commencement of this offering, the offering price, concessions and other selling terms may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus supplement.

        The selling stockholders have granted the underwriters an option, which may be exercised within 30 days after the date of this prospectus, to purchase up to an aggregate of 4,350,000 additional shares of common stock from the selling stockholders, to cover over-allotments, if any, at the public offering price less the underwriting discount, each set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, each of the underwriters will be severally committed, subject to certain conditions, to purchase these additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table, and the selling stockholders will be obligated to sell these additional shares to the underwriters. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus supplement. These additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold.

        The following table summarizes the compensation to be paid to the underwriters by the selling stockholders in connection with this offering:

		Total
	Per share	Without Over-allotment	With Over- allotment
Underwriting discounts and commissions	$0.8463	$24,542,700	$28,224,105

        The expenses of the offering, other than the underwriting discount, are estimated at approximately $800,000 and are payable entirely by us.

        In the underwriting agreement, we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with these liabilities.

        We, our executive officers, our directors, Endo Pharma LLC and the other selling stockholders have agreed, subject to limited exceptions, that for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. We anticipate that Mr. Kimmel, one of our directors, will establish a Rule 10b5-1 pre-set selling program pursuant to which sales may occur as soon as November 1, 2005. See "Selling Stockholders."

        Our common stock is quoted on the Nasdaq National Market under the symbol "ENDP."

        In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same bases as other allocations.

        Any selling stockholder who is a "broker-dealer" will be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares. The selling stockholders have each informed us that they are not registered broker-dealers. Certain selling stockholders have identified themselves to us as affiliates of broker-dealers. See "Selling Stockholders." The selling stockholders who are affiliates of broker-dealers have each informed us that they did not receive the common stock outside of the ordinary course of business nor, at the time of issuance of the common stock, did they have any view to or any arrangements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

        The underwriters and certain of their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees. Mr. Hyatt, one of our directors, is a Senior Managing Director of Bear, Stearns & Co. Inc. In addition, Mr. Nickell, President and Chief Executive Officer of Kelso & Company, is an outside director of The Bear Stearns Companies, Inc.

United Kingdom

        Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is acting as legal counsel to Endo Pharmaceuticals Holdings Inc. Skadden, Arps, Slate, Meagher & Flom LLP represents Kelso & Company and its affiliates from time to time. Debevoise & Plimpton LLP, New York, New York is acting as legal counsel to the underwriters. Debevoise & Plimpton LLP also represents Kelso and its affiliates from time to time.

EXPERTS

        The financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF EXPERTS

        Mr. Michael Mitchell, of counsel to Skadden, Arps, Slate, Meagher & Flom LLP, which provides legal services to us from time to time, is a director of Endo Pharmaceuticals Holdings Inc. and beneficially owns 40,000 options exercisable into shares of Endo Pharmaceuticals Holdings Inc.'s common stock.

PROSPECTUS

30,000,000 Shares

Endo Pharmaceuticals Holdings Inc.

Common Stock

        This prospectus relates to the sale by selling stockholders of up to 30,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

        The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders will only sell their shares through underwriters. See "Plan of Distribution."

        You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The prospectus supplement will describe, among other things, the means of distribution for any shares of our common stock sold by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ENDP." The last reported sale price of our common stock on the Nasdaq National Market on September 23, 2005 was $28.81 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 26, 2005.

ABOUT THIS PROSPECTUS	ii
THE COMPANY	1
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	24
USE OF PROCEEDS	26
PRICE RANGE OF OUR COMMON STOCK	26
DIVIDEND POLICY	26
DESCRIPTION OF CAPITAL STOCK	27
CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK	28
SELLING STOCKHOLDERS	31
PLAN OF DISTRIBUTION	37
LEGAL MATTERS	39
EXPERTS	39
INTERESTS OF EXPERTS	39
WHERE YOU CAN FIND MORE INFORMATION	39
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	39

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, the SEC, using a "shelf" registration or continuous offering process. Under this shelf process, selling stockholders may from time to time sell the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities that the selling stockholders may offer. Each time a selling stockholder sells securities, the selling stockholders are required to provide you with a prospectus and/or a prospectus supplement containing specific information about the selling stockholder, the terms of the securities being offered and the means of distribution. A prospectus supplement may include other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read carefully both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

ii

THE COMPANY

        We are a specialty pharmaceutical company with market leadership in pain management. We are engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. According to IMS Health data, the total U.S. market for pain management pharmaceuticals, excluding over-the-counter products, totaled $18.9 billion in 2004. This represents an approximately 16% compounded annual growth rate since 1999. Our primary area of focus within this market is analgesics and, specifically, opioid analgesics. In 2004, analgesics were the third most prescribed medication in the United States with over 272 million prescriptions written for this classification. Opioid analgesics is a segment that comprised approximately 75% of the analgesics prescriptions in 2004. Total U.S. sales for the opioid analgesic segment were $6.3 billion in 2004, representing a compounded annual growth rate of 20% since 1999.

        We have a portfolio of branded products that includes established brand names such as Lidoderm®, Percocet®, Frova®, Percodan®, Zydone®, and DepoDur™. Branded products comprised approximately 69% of our net sales in 2004. Our non-branded generic portfolio, which accounted for 31% of net sales in 2004, currently consists of products primarily focused in pain management. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

        We have established research and development expertise in analgesics and devote significant resources to this effort so that we can maintain and develop our product pipeline. Our late-stage branded products pipeline includes two filed new drug applications, or NDAs, one product in phase III clinical trials and five products in Phase II clinical trials. Through a dedicated sales force of approximately 370 sales representatives in the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

        Our wholly-owned subsidiary, Endo Pharmaceuticals Inc., commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement, under which we acquired these initial assets. We were incorporated in Delaware as a holding company on November 18, 1997. Our common stock is quoted on the Nasdaq National Market under the symbol "ENDP."

        Our executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Our telephone number is (610) 558-9800. The address of our website is www.endo.com (this is an inactive textual reference only). The information on our website is not part of this prospectus.

RISK FACTORS

        You should carefully consider the following risk factors in addition to the other information in this prospectus before investing in our common stock.

Risks Related to Our Business

We face intense competition, in particular from companies that develop rival products to our branded products and from companies with which we compete to acquire rights to intellectual property assets.

        The pharmaceutical industry is intensely competitive, and we face competition across the full range of our activities. If we fail to compete successfully in any of these areas, our business, profitability and cash flows could be adversely affected. Our competitors include many of the major brand name and generic manufacturers of pharmaceuticals, especially those doing business in the United States. In the market for branded pharmaceutical products, our competitors, including Abbott Laboratories, Johnson & Johnson, Ligand Pharmaceuticals Incorporated, Pfizer, Inc. and The Purdue Frederick Company, vary depending on product category, dosage strength and drug-delivery systems. In addition to product safety, development and efficacy, other competitive factors in the branded pharmaceutical market include product quality and price, reputation, service and access to scientific and technical information. It is possible that developments by our competitors will make our products or technologies uncompetitive or obsolete. Because we are smaller than many of our national competitors in the branded pharmaceutical products sector, we may lack the financial and other resources needed to maintain our profit margins and market share in this sector.

        The intensely competitive environment of the branded products business requires an ongoing, extensive search for medical and technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of branded products to healthcare professionals in private practice, group practices and managed care organizations.

        Our branded products face competition from generic versions. Generic versions are generally significantly cheaper than the branded version, and, where available, may be required or encouraged in preference to the branded version under third-party reimbursement programs, or substituted by pharmacies for branded versions by law. The entrance of generic competition to our branded products generally reduces our market share and adversely affects our profitability and cash flows. For example, according to the IMS National Prescription Audit, generic versions of Percocet® were used to fill approximately 93% of the approximately 17.9 million new prescriptions for this drug in 2004 compared to 83% of the approximately 16.0 million new prescriptions for this drug in 2003. Percocet® 7.5/325 and Percocet® 10/325, which prior to the introduction of generic competition then represented approximately 75% of our dispensed Percocet® prescriptions, currently face generic competition. Percocet® net sales decreased to $86.5 million for the year ended December 31, 2004 from $214.2 million in the comparable 2003 period due to the introduction of generic versions of Percocet® 7.5/325 and 10/325 during the fourth quarter of 2003. Generic competition with our branded products, including Percocet®, has had and will continue to have a material adverse effect on the net sales and profitability of our branded products.

        Additionally, we compete to acquire the intellectual property assets that we require to continue to develop and broaden our product range. In addition to our in-house research and development efforts, we seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements. Competitors with greater resources may acquire assets that we seek, and even where we are successful, competition may increase the acquisition price of such assets. If we fail to compete successfully, our growth may be limited.

If generic manufacturers use litigation and regulatory means to obtain approval for generic versions of our branded drugs, our sales may suffer.

        The Hatch-Waxman Act permits the U.S. Food & Drug Administration, or FDA, to approve abbreviated new drug applications, or ANDAs, for generic versions of branded drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical studies demonstrating safety and efficacy for that product. In place of such clinical studies, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the branded product.

        The Hatch-Waxman Act requires an applicant for a drug that relies, at least in part, on data from the branded drug regarding the safety and efficacy of the same active ingredient, to notify us of their application and potential infringement of our patent rights. Upon receipt of this notice we would have 45 days to bring a patent infringement suit in federal district court against the company seeking to violate our patent rights. The discovery, trial and appeals process in such suits can take several years. If such a suit is commenced, the Hatch-Waxman Act provides a 30-month stay on the approval of the competitor's application. If the litigation is resolved in favor of the generic applicant or the challenged patent expires during the 30-month stay period, the stay is lifted and the FDA's review of the application may proceed. Such litigation is often time-consuming and quite costly and may result in generic competition if such patent(s) are not upheld or if the generic competitor does not infringe such patent(s). The filing of any ANDA in respect of any of our branded drugs, particularly Lidoderm®, could have an adverse impact on our stock price and, if the patents covering our branded drugs, including Lidoderm®, were not upheld in litigation or if the generic competitor is found to not infringe these patents, the resulting generic competition would have a material adverse effect on our net sales, gross profit, operating income, net income and cash flows.

We face intense competition from other manufacturers of generic versions of our generic products.

        Our generic products compete with branded products and with generic versions made by or for other manufacturers, such as Impax Laboratories, Inc., Ivax Corporation, Mallinckrodt Inc., Mylan Laboratories Inc., Roxane Laboratories, Inc., Sandoz (a Novartis company), Teva Pharmaceutical Industries Ltd. and Watson Pharmaceuticals, Inc. When additional versions of one of our generic products enter the market, we generally lose market share and our selling prices and margins on the product decline. Because we are smaller than many of our full-line competitors in the generic pharmaceutical products sector, we may lack the financial and other resources needed to maintain our profit margins and market share in this sector.

        On June 7, 2005, we launched the 10mg, 20mg, 40mg and 80mg strengths of our bioequivalent versions of OxyContin®. The FDA has confirmed that we have 180 days of marketing exclusivity under the Hatch-Waxman Act with respect to the 10mg, 20mg and 40mg strengths of this product, since we were the first applicant to file an ANDA containing a Paragraph IV certification for these oxycodone extended-release strengths. After the expiration of our marketing exclusivity period, other generic competitors may market bioequivalent versions of the 10mg, 20mg and 40mg strengths of OxyContin®. The entrance of other competitors will reduce our market share for bioequivalent versions of OxyContin® and adversely affect the profitability of these products.

Most of our net sales come from a small number of products.

        For the year ended December 31, 2004, 50% of our net sales came from sales of Lidoderm®, and 19% came from sales of Endocet®, 14% came from sales of our Percocet® franchise and 10% came from sales of morphine sulfate extended-release tablets. For the six months ended June 30, 2005, 49% of our net sales came from sales of Lidoderm®, 11% came from sales of Endocet®, 16% came from sales of our Percocet® franchise and 6% came from sales of morphine sulfate extended-release tablets. The FDA has granted Lidoderm® orphan drug status for the treatment of the pain associated with post-herpetic neuralgia, which means, generally, that no other lidocaine-containing product can be approved for this indication prior to March 19, 2006. In addition, on June 7, 2005, we launched our generic extended-release oxycodone product, our bioequivalent, or generic, version of OxyContin®, which accounted for 15% of our product sales for the three months ended June 30, 2005. The FDA has confirmed that we have 180 days of marketing exclusivity under the Hatch-Waxman Act with respect to the 10mg, 20mg and 40mg strengths of our generic OxyContin® product. After the expiration of our marketing exclusivity period, other generic competitors may market bioequivalent versions of these strengths of this product. In addition, we could be forced to stop selling our generic OxyContin® product if the Federal Circuit Court of Appeals reverses its decision in our favor or is reversed by the Supreme Court and one or more of the Purdue patents is found valid and enforceable and there is a final court decision adverse to us. See "—We were successful in our patent challenge against Purdue for our generic OxyContin® product, both at trial and on appeal. Purdue has petitioned the Court of Appeals for a rehearing, and if we receive an unfavorable ruling by the appeals court, we may be liable for damages and the price of our common stock may decline." If we were unable to continue to market any of these products, if any of them were to lose market share, for example, as the result of the entry of new competitors, particularly from generic versions of branded drugs, or if the prices of any of these products were to decline significantly, our net sales, profitability and cash flows would be materially adversely affected.

We face intense competition from brand-name companies that sell or license their own generic versions of our generic products or seek to delay the introduction of generic products.

        Brand-name pharmaceutical companies have taken aggressive steps to thwart competition from generic equivalents of their brand-name products. In particular, brand-name companies sell directly to the generics market or license their products for sale to the generics market through licensing arrangements or strategic alliances with generic pharmaceutical companies (so-called "authorized generics"). No significant regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face any other significant barriers to entry into such market. On June 8, 2005, Ivax Corporation, a generic pharmaceutical company, announced that it would distribute the so-called "authorized generic" version of OxyContin® pursuant to a distribution arrangement with Purdue. On July 29, 2005, Ivax Corporation announced that it would also distribute the so-called "authorized generic" version of MS Contin®, the branded version of our morphine sulfate extended- release tablets, pursuant to a distribution arrangement with Purdue. The introductions of these so-called "authorized generics" have had and may continue to have an adverse effect by reducing our market share and adversely affecting our profitability and cash flows that we otherwise would have achieved in 2005 and subsequent periods if we were the exclusive generic equivalent to the 10mg, 20mg and 40mg strengths of OxyContin® and to MS Contin®.

        In addition, brand-name companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire; filing an increasing number of patents that are more complex and costly to challenge; filing suits for patent infringement that automatically delay approval by the FDA; developing patented controlled-release or other next generation products, which often reduces the demand for the generic version of the existing product for which we may be seeking approval; changing product claims and product labeling; developing and marketing as over-the-counter products those branded products which are about to face generic competition; or filing citizens' petitions with the FDA seeking restraints on our products or seeking to prevent them from coming to market. These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

We entered into a tax sharing agreement with Endo Pharma LLC in July 2000, pursuant to which we have made and may continue to make large cash payments to Endo Pharma LLC.

        Endo Pharma LLC is a limited liability company that currently holds a significant portion of our common stock, in which affiliates of Kelso & Company and certain members of management have an interest. Endo Pharma LLC was formed in connection with the acquisition of Algos Pharmaceutical Corporation in July 2000 to ensure that the stock options granted pursuant to the Endo Pharma LLC stock option plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Upon the exercise of the stock options granted under the Endo Pharma LLC stock option plans, only currently outstanding shares of our common stock held by Endo Pharma LLC will be received by holders of such options upon exercise.

        Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of June 30, 2005, we had recognized compensation deductions of approximately $149 million, which is estimated to result in a tax benefit amount and payment obligation to Endo Pharma LLC of approximately $57 million). Because Endo Pharma LLC, and not us, will provide the shares upon the exercise of the stock options granted pursuant to the Endo Pharma LLC stock option plans, we entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC upon the occurrence of a liquidity event, as described further below, the amount of the tax benefit usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of June 30, 2005, approximately 10.6 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Under the tax sharing agreement, we are required to pay approximately $57 million, approximately $35 million of which has already been paid to Endo Pharma LLC through June 30, 2005, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto.

        We had no obligation to make any payments under the tax sharing agreement to Endo Pharma LLC prior to the occurrence of a liquidity event. The tax sharing agreement defines a liquidity event as a transaction or series of transactions resulting in (a) a sale of greater than 20% on a fully diluted basis of our common equity (either through (i) primary offerings by us, (ii) secondary sales by Endo Pharma LLC or other holders of common stock or (iii) a combination of both such primary and secondary offerings), (b) a change in control of Endo or (c) a sale of all or substantially all of our assets. On April 30, 2004, we amended the tax sharing agreement to clarify when a liquidity event has occurred and to provide for a specific schedule upon which payments currently contemplated by the tax sharing agreement would be made once a liquidity event has occurred. The amendment established a formula for calculating when a sale of 20% of the common equity of Endo had occurred and specified that secondary sales of Endo common stock include sales pursuant to a shelf registration statement. The amendment also provides that upon the occurrence of a liquidity event, we are obligated to pay to Endo Pharma LLC, within 30 business days, the amount of the tax benefits usable by us in each of the previous taxable years for which we have filed a federal income tax return. Moreover, with respect to all taxable years for which we file our federal income tax return after the occurrence of a liquidity event, the amount of the tax benefits usable by us in each such year will be paid to Endo Pharma LLC in two installments: (i) 50% of the estimated amount shall be paid within 15 business days of our receipt from our independent registered public accounting firm of an opinion on our final audited financial statements, and (ii) the remaining amount shall be paid within 30 business days of the filing of our federal income tax return.

        A liquidity event occurred on August 9, 2004, when Endo Pharma LLC completed the secondary sale of 11 million shares of common stock. The closing of this offering, when combined with the sale by Endo Pharma LLC of the sale of 16.6 million shares on July 8, 2003, constituted a liquidity event under the tax sharing agreement and triggered a payment obligation with respect to tax benefits usable by us in previous years. In 2004, we paid $13.5 million to Endo Pharma LLC to satisfy the tax sharing obligations attributable to 2001, 2002 and 2003.

        In connection with the secondary offering that closed on August 9, 2004, 3.8 million stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock at a weighted average exercise price of $2.44, and the underlying shares were sold in the offering, at a price of $17.46. The options exercises in connection with the August 9, 2004 share sale are expected to reduce our taxes related to 2004 by approximately $22 million, and thus obligated us to make a tax sharing payment of approximately $22 million to Endo Pharma LLC. On November 29, 2004, an additional 2.8 million stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock at a weighted average exercise price of $2.44, and the underlying shares were sold in a secondary offering at a price of $20.02. The option exercises in connection with the November 29, 2004 share sale are expected to reduce our taxes related to 2004 by approximately $19 million and thus obligated us to make a tax sharing payment to Endo Pharma LLC of approximately $19 million. We made a tax sharing payment of $21.4 million to Endo Pharma LLC in April 2005, equal to fifty percent of the tax benefit amount attributable to these two 2004 offerings and other Endo Pharma LLC stock option exercises in 2004. The remaining fifty percent of the tax benefit amount attributable to 2004 is due within 30 business days of the date on which we file our 2004 tax return with the Internal Revenue Service (which we estimate will occur in September 2005). As of June 30, 2005, approximately $22.2 million is payable to Endo Pharma LLC related to estimated tax sharing payments that we are obligated to pay which are attributable to 2004 and 2005. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in our consolidated financial statements. The estimated tax benefit amount payment to Endo Pharma LLC attributable to Endo Pharma LLC stock options exercised may increase if certain holders of Endo Pharma LLC stock options exercise additional stock options in the future.

        The Class C Endo Pharma LLC stock options (all of which are vested) become exercisable at the earlier of an exit event, as defined, or January 1, 2006. If the Class C stock options are not exercised by January 1, 2006, they will terminate. Although Endo Pharma LLC has considered extending the term of the Class C stock options, following enactment of the 2004 Jobs Creation Act, an extension of the term of the stock options would result in adverse tax consequences for the option holders. As a result, we and Endo Pharma LLC have decided to accelerate the exercisability of the Class C stock options to allow approximately 22 million Class C stock options to be exercised before their expiration on January 1, 2006. See "Selling Stockholders." The exercise of the Class C stock options is expected to generate a significant tax deduction for us and create a significant tax sharing payment obligation to Endo Pharma LLC.

        Of the 30 million shares of common stock registered on this shelf registration statement, approximately 9.2 million shares represent shares underlying stock options granted to executives under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.70 per share, an offer price of $30.00 per share (the closing price on August 31, 2005) and an assumed tax rate of 38.3%, and assuming the exercise of all 19.5 million Class C stock options granted under the Endo Pharma LLC executive stock option plans, we would be able to deduct, for income tax purposes, compensation of approximately $532 million, and we would be obligated to pay to Endo Pharma LLC a tax sharing payment of approximately $204 million.

        Following the exercise by the executive stockholders of the 19.5 million Class C stock options, there will be approximately 6 million stock options remaining to be exercised under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.70 per share and an assumed tax rate of 38.3%, if all of these remaining stock options under the Endo Pharma LLC stock options plans were vested and exercised, and assuming the price of our common stock was $30.00 per share (the closing price on August 31, 2005), we generally would be able to deduct, for income tax purposes, compensation of approximately $164 million, which could result in a tax benefit amount of approximately $63 million payable to Endo Pharma LLC. Under the terms of the tax sharing agreement, we must pay all such tax benefit amounts to Endo Pharma LLC to the extent these tax benefits are usable by us as described above.

We were successful in our patent challenge against Purdue for our generic OxyContin® product, both at trial and on appeal. Purdue has petitioned the Court of Appeals for a rehearing, and if we receive an unfavorable ruling by the appeals court, we may be liable for damages and the price of our common stock may decline.

        The Purdue Frederick Company and related parties filed suit against us and our subsidiary, Endo Pharmaceuticals Inc., or EPI, in October 2000 (and again in March 2001 and August 2001) alleging that our 10mg, 20mg, 40mg and 80mg bioequivalent versions of OxyContin®, for which we filed an ANDA, violate three of their patents. The trial of the patent claims concluded in June 2003. The U.S. District Court for the Southern District of New York issued an Opinion and Order on January 5, 2004 holding that, while Endo infringes the three Purdue patents, the patents are unenforceable due to Purdue's inequitable conduct. Accordingly, the district court dismissed Purdue's patent infringement suit against us and EPI, declared the patents invalid, and enjoined Purdue from further enforcement of the patents. Purdue filed an appeal as well as motions to stay the injunction against the enforcement of their patents pending the outcome of the appeal and to expedite the appeal. Both motions were denied on March 18, 2004. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the Opinion and Order of the District Court issued in Endo's favor on January 5, 2004. This affirmance by the Federal Circuit Court dismissed the claims that Endo's oxycodone extended-release tablets infringe Purdue patents, and permanently enjoined Purdue from enforcing these patents.

        On June 21, 2005, Purdue filed a petition with the Federal Circuit Court of Appeals seeking rehearing of the case by the panel that issued the June 7, 2005 decision, or alternatively by the entire court. On July 18, 2005, the Federal Circuit Court of Appeals requested that Endo submit a response brief as part of its review process of Purdue's petition for rehearing and rehearing en banc. Endo submitted this response on August 1, 2005. We can make no prediction as to how or when the appellate court will rule on the petition for rehearing, which ruling may be made at any time. Because we commenced commercial sale of our bioequivalent versions of OxyContin®, we could face substantial damages for patent infringement if the Federal Circuit reverses itself or is reversed by the Supreme Court and one or more of the Purdue patents is found valid and enforceable and there is a final court decision adverse to us.

Most of our core products contain narcotic ingredients. As a result of reports of misuse or abuse of prescription narcotics, the sale of such drugs may be subject to new regulation, including the development and implementation of risk management programs, which may prove difficult or expensive to comply with, and we and other pharmaceutical companies may face lawsuits.

        Most of our core products contain narcotic ingredients. Misuse or abuse of such drugs can lead to physical or other harm. Specifically, in the past two years, reportedly widespread misuse or abuse of OxyContin®, a Purdue product containing the narcotic oxycodone, resulted in the strengthening of warnings on its labeling. In addition, Purdue, the manufacturer of OxyContin®, faces numerous lawsuits, including class action lawsuits, related to OxyContin® misuse or abuse. On June 7, 2005, we began commercial sale of our oxycodone extended-release tablets, 10mg, 20mg, 40mg and 80mg strengths, each bioequivalent versions of OxyContin®. We may be subject to litigation similar to the OxyContin® suits related to our generic version of OxyContin® or any other narcotic-containing product we market.

        The FDA or the U.S. Drug Enforcement Administration, or DEA, may impose new regulations concerning the manufacture and sale of prescription narcotics. Such regulations may include new labeling requirements, the development and implementation of risk management programs, restrictions on prescription and sale of these products and mandatory reformulation of our products in order to make abuse more difficult. In addition, state health departments and boards of pharmacy have authority to regulate distribution and may modify their regulations with respect to prescription narcotics in an attempt to curb abuse. In either case, any such new regulations may be difficult and expensive for us to comply with, may delay our introduction of new products, may adversely affect our net sales and may have a material adverse effect on our business, profitability and cash flows. See "—The DEA limits the availability of the active ingredients used in our current products and products in development and, as a result, our procurement quota may not be sufficient to meet commercial demand or complete clinical trials."

        On July 13, 2005, the FDA asked Purdue to withdraw its product Palladone (hydromorphone hydrochloride extended-release capsules) from the market after acquiring new information that serious and potentially fatal adverse reactions can occur when the product is taken together with alcohol. The data were gathered from a Purdue-sponsored study testing the potential effects of alcohol use and showed that when Palladone is taken with alcohol the extended-release mechanism is harmed, which can lead to dose-dumping. Dose-dumping is a term that describes the rapid release of the active ingredient from an extended-release product into the blood stream, resulting in serious, even fatal, adverse events in some patients. Although we do not currently market any product comprised of a formulation similar to Purdue's Palladone, we cannot predict what, if any, new regulations may result from the FDA's actions with regard to Palladone and what effect such regulations would have on our business.

The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business.

        The federal, state and local governmental authorities in the United States, the principal one of which applicable to our products is the FDA, impose substantial requirements on the development, manufacture, labeling, sale, distribution, marketing, advertising, promotion and introduction of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. The submission of an NDA or ANDA to the FDA alone does not guarantee that the FDA will grant approval to market the product. Satisfaction of FDA requirements typically takes a number of years, varies substantially based upon the type, complexity and novelty of the pharmaceutical product and is subject to uncertainty. The NDA approval process for a new product varies in time, requiring a minimum of 10 months, but could also take several years from the date of application. The timing for the ANDA approval process for generic products is difficult to estimate and can vary significantly.

        NDA approvals, if granted, may not include all uses for which a company may seek to market a product. The FDA actively enforces regulations prohibiting marketing of products for non-indicated uses. Failure to comply with applicable regulatory requirements in this regard can result in, among other things, suspensions of approvals, seizures or recalls of products, injunctions against a product's manufacture, distribution, sales and marketing, operating restrictions, civil penalties and criminal prosecutions. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals. The effect of government regulation may be to delay marketing of our new products for a considerable period of time, to impose costly procedures upon our activities and to furnish a competitive advantage to larger companies that compete against us.

        We cannot assure you that the FDA or other regulatory agencies will approve any products developed by us, including oxymorphone extended-release (ER) or oxymorphone immediate-release (IR), on a timely basis, if at all, or, if granted, that approval will not entail limiting the indicated uses for which we may market the product, which could limit the potential market for any of these products.

        In particular, on October 20, 2003, we announced that the FDA had issued approvable letters for both oxymorphone ER and oxymorphone IR. In the letters, the FDA requested that Endo address certain questions and provide additional clarification and information, including some form of additional clinical trials to further confirm the safety and efficacy of these products. We have undertaken additional clinical trials of both oxymorphone ER and oxymorphone IR to provide the FDA with additional safety and efficacy data. On August 22, 2005, we reported the results from one of these Phase III clinical trials. In this multi-center, randomized, double-blind, parallel group trial, the safety and efficacy of oxymorphone ER were compared with placebo in 205 opioid-naïve patients with moderate-to-severe chronic low back pain. This study demonstrated a statistically significant (p<0.0001) difference in pain scores between oxymorphone ER and placebo during a 12-week treatment period. There is no certainty that the FDA will accept this study or what, if any, additional information the FDA will require for final approval of oxymorphone ER and oxymorphone IR. There can be no assurance that the FDA will approve oxymorphone ER and oxymorphone IR or if the FDA will require significant additional testing which could result in a substantial delay in launching these products, if at all. Any delay in obtaining, or failure to obtain, FDA approval of oxymorphone IR would delay our ability to bring these products to market and would adversely affect our ability to generate revenue from these products.

        The current FDA standards of approving new pharmaceutical products are more stringent than those that were applied in the past. These standards were not applied to many established products currently on the market, including certain opioid products. As a result, the FDA does not have as extensive safety databases on these products as on some products developed more recently. Accordingly, we believe the FDA has recently expressed an intention to develop such databases for certain of these products, including many opioids.

        In particular, the FDA has expressed interest in specific chemical structures that may be present as impurities in a number of opioid narcotic active pharmaceutical ingredients, such as oxycodone, which based on certain structural characteristics and laboratory tests may indicate the potential for having mutagenic effects. More stringent controls of the levels of these impurities have been required and may continue to be required for FDA approval of products containing these impurities, such as oxymorphone. Also, labeling revisions, formulation or manufacturing changes and/or product modifications may be necessary for new or existing products containing such impurities. The FDA's more stringent requirements together with any additional testing or remedial measures that may be necessary could result in increased costs for, or delays in, obtaining approval for certain of our products in development. Although we do not believe that the FDA would seek to remove a currently marketed product from the market unless such mutagenic effects are believed to indicate a significant risk to patient health, we cannot make any such assurance.

        The FDA and the DEA have important and complementary responsibilities with respect to our business. The FDA administers an application process to assure that marketed products are safe, effective and consistently of uniform, high quality. The DEA administers registration, drug allotment and accountability systems to assure against loss and diversion of controlled substances. Both agencies have trained investigators that routinely, or for cause, conduct inspections, and both have authority to enforce their statutory authority and regulations using administrative remedies as well as civil and criminal sanctions.

        The FDA regulates the facilities and procedures used to manufacture pharmaceutical products in the United States or for sale in the United States. Such facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with "current good manufacturing practices," or cGMP, regulations enforced by the FDA. Compliance with cGMP regulations requires the dedication of substantial resources and requires significant expenditures. The FDA periodically inspects our third-party manufacturing facilities and procedures to assure compliance. The FDA may cause a recall or withdrawal of product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug is required by the FDA to cease or curtail operations, or otherwise becomes inoperable, or the manufacturing contract applicable thereto terminates, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business, profitability and cash flows.

        The stringent DEA regulations on our use of controlled substances include restrictions on their use in research, manufacture, distribution and storage. A breach of these regulations could result in imposition of civil penalties, refusal to renew or action to revoke necessary registrations, or other restrictions on operations involving controlled substances.

        We cannot determine what effect changes in regulations or legal interpretations, when and if promulgated, may have on our business in the future. Changes could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on our business, financial condition and results of operations. In December 2003, Congress enacted new requirements for testing drug products in children, which may increase the time and cost necessary for new drug development. Congress recently passed measures intended to speed the process by which generic versions of brand name drugs are introduced to the market. Among other things, these measures are intended to limit regulatory delays of generic drug applications and penalize companies that reach certain types of agreements with makers of brand name drugs to delay the introduction of generic versions. These changes could result in increased generic competition for our branded and generic products and could have a material adverse effect on our business, financial condition and results of operations. See also "—The DEA limits the availability of the active ingredients used in our current products and products in development and, as a result, our procurement quota may not be sufficient to meet commercial demand or complete clinical trials."

        The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the generally high level of regulatory oversight results in a continuing possibility that from time to time, we will be adversely affected by regulatory actions despite ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements.

Timing and results of clinical trials to demonstrate the safety and efficacy of products as well as the FDA's approval of products are uncertain.

        Before obtaining regulatory approvals for the sale of any of our products, other than generic products, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for each intended use. Preclinical and clinical studies may fail to demonstrate the safety and effectiveness of a product. Even promising results from preclinical and early clinical studies do not always accurately predict results in later, large-scale trials. A failure to demonstrate safety and efficacy would result in our failure to obtain regulatory approvals.

        The rate of patient enrollment sometimes delays completion of clinical studies. There is substantial competition to enroll patients in clinical trials for pain management products, and such competition has delayed clinical development of our products in the past. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approval. In addition, we rely on collaboration partners that may control or make changes in trial protocol and design enhancements that may also delay clinical trials. We cannot assure you that we will not experience delays or undesired results in these or any other of our clinical trials.

        We presently have two products under NDA review, one product in Phase III of clinical trials and five products in Phase II of clinical trials, including Lidoderm® for chronic low back pain. We cannot assure you that the FDA or other regulatory agencies will approve any products developed by us, including oxymorphone ER or oxymorphone IR, on a timely basis, if at all, or, if granted, that such approval will not subject the marketing of our products to certain limits on indicated use. Any limitation on use imposed by the FDA or delay in or failure to obtain FDA approvals of products developed by us would adversely affect the marketing of these products and our ability to generate product revenue, as well as adversely affect the price of our common stock.

        In particular, on October 20, 2003, we announced that the FDA had issued approvable letters for both oxymorphone ER and oxymorphone IR. In the letters, the FDA requested that Endo address certain questions and provide additional clarification and information, including some form of additional clinical trials to further confirm the safety and efficacy of these products. We have undertaken additional clinical trials of both oxymorphone ER and oxymorphone IR to provide the FDA with additional safety and efficacy data. On August 22, 2005, we reported the results from one of these Phase III clinical trials. In this multi-center, randomized, double-blind, parallel group trial, the safety and efficacy of oxymorphone ER were compared with placebo in 205 opioid-naïve patients with moderate-to-severe chronic low back pain. This study demonstrated statistically significant (p<0.0001) difference in pain scores between oxymorphone ER and placebo during a 12-week treatment period. There is no certainty that the FDA will accept these results or what, if any, additional information the FDA will require for final approval of oxymorphone ER and oxymorphone IR. There can be no assurance that the FDA will approve oxymorphone ER and oxymorphone IR or if the FDA will require significant additional testing which could result in a substantial delay in launching these products, if at all.

        Before obtaining regulatory approvals for certain generic products, we must conduct limited clinical or other trials to show comparability to the branded products. A failure to obtain satisfactory results in these trials would prevent us from obtaining required regulatory approvals.

Our growth and development will depend on developing, commercializing and marketing new products, including both our own products and those developed with our collaboration partners. If we do not do so successfully, our growth and development will be impaired.

        Our future revenues and profitability will depend, to a significant extent, upon our ability to successfully commercialize new branded and generic pharmaceutical products in a timely manner. As a result, we must continually develop, test and manufacture new products, and these new products must meet regulatory standards and receive requisite regulatory approvals. Products we are currently developing may or may not receive the regulatory approvals necessary for us to market them. Furthermore, the development and commercialization process is time-consuming and costly, and we cannot assure you that any of our products, if and when developed and approved, can be successfully commercialized. Some of our collaboration partners may decide to make substantial changes to a product's formulation or design, may experience financial difficulties or have limited financial resources, any of which may delay the development, commercialization and/or marketing of new products. In addition, if a co-developer on a new product terminates our collaboration agreement or does not perform under the agreement, we may experience delays and, possibly, additional costs in developing and marketing that product.

        We conduct research and development primarily to enable us to manufacture and market FDA-approved pharmaceuticals in accordance with FDA regulations. Much of our development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. Typically, research expenses related to the development of innovative compounds and the filing of NDAs for these products are significantly greater than those expenses associated with ANDAs for generic products. As we continue to develop new products, our research expenses will likely increase. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA approved new pharmaceutical products. Also, after we submit an NDA or ANDA, the FDA may request that we conduct additional studies and as a result, we may be unable to reasonably predict the total research and development costs to develop a particular product.

Our ability to protect our proprietary technology, which is vital to our business, is uncertain.

        Our success, competitive position and amount of future income will depend in part on our ability to obtain patent protection relating to the technologies, processes and products we are currently developing and that we may develop in the future. Our policy is to seek patent protection and enforce the intellectual property rights we own and license. We cannot assure you that patent applications we submit and have submitted will result in patents being issued. If an advance is made that qualifies as a joint invention, the joint inventor or his or her employer may have rights in the invention. We cannot assure you that a third party will not infringe upon, design around or develop uses not covered by any patent issued or licensed to us or that these patents will otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, or PTO, or in legal proceedings. Moreover, we believe that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws and, accordingly, our patent position may be stronger in the United States than abroad. Foreign patents may be more difficult to protect and/or the remedies available may be less extensive than in the United States. Various countries limit the subject matter that can be patented and limit the ability of a patent owner to enforce patents in the medical field. This may limit our ability to obtain or utilize those patents internationally. Patent applications in the United States are maintained in secrecy until at least 18 months after the filing of the application with the PTO and, since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, we cannot be certain that we were the first creator of the inventions covered by pending patent applications or the first to file patent applications on those inventions. Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others may file patent applications and may receive patents that may conflict with patents or patent applications we have obtained or licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those owned by or licensed to us. We cannot assure you that any of our pending patent applications will be allowed, or, if allowed, whether the scope of the claims allowed will be sufficient to protect our products. Litigation to establish the validity of patents, to defend against patent infringement claims of others and to assert patent infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, this could have a material adverse effect on our business. We have taken and may, in the future, take steps to enhance our patent protection, but we cannot assure you that these steps will be successful or that, if unsuccessful, our patent protection will be adequate.

        We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We attempt to protect our proprietary technology in large part by confidentiality agreements with our employees, consultants and other contractors. We cannot assure you, however, that these agreements will not be breached, that we would have adequate remedies for any breach or that competitors will not know of, or independently discover, our trade secrets. We cannot assure you that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of our products or know-how or require licensing and the payment of significant fees or royalties by us in order to produce our products. Moreover, we cannot assure you that our technology does not infringe upon any valid claims of patents that other parties own.

        In the future, if we were found to be infringing on a patent, we might have to seek a license to use the patented technology. We cannot assure you that, if required, we would be able to obtain such a license on terms acceptable to us, if at all. If a third party brought a legal action against us or our licensors, we could incur substantial costs in defending ourselves, and we cannot assure you that such an action would be resolved in our favor. If such a dispute were to be resolved against us, we could be subject to significant damages, and the testing, manufacture or sale of one or more of our technologies or proposed products, if developed, could be enjoined.

        We cannot assure you as to the degree of protection any patents will afford, whether the PTO will issue patents or whether we will be able to avoid violating or infringing upon patents issued to others or that others will not manufacture and distribute our patented products upon expiration of the applicable patents. Despite the use of confidentiality agreements and non-compete agreements, which themselves may be of limited effectiveness, it may be difficult for us to protect our trade secrets.

If the efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory means to limit the use of generics and certain other products are successful, our sales may suffer.

        Pharmaceutical companies that produce patented brand products are increasingly employing a range of legal and regulatory strategies to delay the introduction of competing generics and certain other products to which we do not have a right of reference to all necessary preclinical and clinical data. Opposing such measures can be costly and time-consuming and result in delays in the introduction of our products.

        The products for which we are developing generic versions may be claimed by their manufacturer to be protected by one or more patents. If we file an ANDA to seek FDA approval of our generic version of such a drug, we are required to certify that any patent or patents listed as covering the approved listed drug are invalid, unenforceable or will not be infringed by our generic version. Similar certification and notification requirements apply to new drug applications filed under "section 505(b)(2)" of the Federal Food, Drug and Cosmetic Act, where we rely on information to which we do not have a right of reference. Once the FDA accepts our ANDA or section 505(b)(2) NDA filing, we are required to notify the brand manufacturer of this fact. The brand manufacturer then has 45 days from the receipt of the notice in which to sue us for patent infringement. If it does so, the FDA is generally prevented from granting approval of the ANDA or section 505(b)(2) NDA until the earliest of 30 months from the date the FDA accepted the application for filing, the conclusion of litigation in our favor or expiration of the patent(s).

        One of the key motivators for challenging patents is the 180-day market exclusivity period vis-a-vis other ANDA applicants granted to the developer of a generic version of a product that is the first to have its ANDA accepted for filing by the FDA and whose filing includes a certification that the applicable patent(s) are invalid, unenforceable and/or not infringed (a "Paragraph IV certification") and that prevails in litigation with the manufacturer of the branded product over the applicable patent(s). Given the recent passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the 2003 Medicare Act, with accompanying amendments to the Hatch-Waxman Act, this marketing exclusivity would begin to run upon the earlier of our commercial launch of the generic product or upon an appellate court decision in our favor. However, we cannot assure you that we will be prepared, authorized or willing (depending on the circumstances) to commercialize the applicable product prior to an appellate decision in our favor.

        We recently received favorable decisions from the U.S. District Court for the Southern District of New York and the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., in our patent litigation with respect to our extended-release oxycodone product. This litigation was instituted by Purdue, the manufacturer of the brand OxyContin®, and resulted in a delay in our ability to obtain final FDA approval for our extended-release oxycodone product. On June 7, 2005, the Court of

Appeals affirmed the Opinion and Order of the District Court in our favor. On the same day, we launched the 10mg, 20mg, 40mg and 80mg strengths of our bioequivalent versions of OxyContin®. The FDA has confirmed that we have 180 days of marketing exclusivity under the Hatch-Waxman Act, through December 7, 2005, with respect to the 10mg, 20mg and 40mg strengths of this product, since we were the first applicant to file an ANDA containing a Paragraph IV certification for these oxycodone extended-release strengths.

        On June 21, 2005, Purdue filed a petition with the Federal Circuit Court of Appeals seeking rehearing of the case by the panel that issued the June 7, 2005 decision, or alternatively by the entire court. On July 18, 2005, the Federal Circuit Court of Appeals requested that Endo submit a response brief as part of its review process of Purdue's petition for rehearing and rehearing en banc. Endo submitted this response on August 1, 2005. We can make no prediction as to how or when the appellate court will rule on the petition for rehearing, which ruling may be made at any time. Because we commenced commercial sale of our bioequivalent versions of OxyContin®, we could face substantial liability for patent infringement if the Federal Circuit Court of Appeals reverses itself or is reversed by the Supreme Court and one or more of the Purdue patents is found valid and enforceable and there is a final court decision adverse to us.

We may be the subject of product liability claims or product recalls, and we may be unable to obtain or maintain insurance adequate to cover potential liabilities.

        Our business exposes us to potential liability risks that arise from the testing, manufacturing, marketing and sale of our products. In addition to direct expenditures for damages, settlement and defense costs, there is a possibility of adverse publicity as a result of product liability claims. Product liability is a significant commercial risk for us. Some plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition, it may be necessary for us to recall products that do not meet approved specifications, which would also result in adverse publicity, as well as resulting in costs connected to the recall and loss of revenue.

        We cannot assure you that a product liability claim or series of claims brought against us would not have an adverse effect on our business, financial condition, profitability and cash flows. If any claim is brought against us, regardless of the success or failure of the claim, we cannot assure you that we will be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities or the cost of a recall.

The availability of third-party reimbursement for our products is uncertain, and thus we may find it difficult to maintain current price levels. Additionally, the market may not accept those products for which third-party reimbursement is not adequately provided.

        Our ability to commercialize our products depends, in part, on the extent to which reimbursement for the costs of these products is available from government health administration authorities, private health insurers and others. We cannot assure you that third-party insurance coverage will be adequate for us to maintain price levels sufficient for realization of an appropriate return on our investment. Government, private insurers and other third-party payers are increasingly attempting to contain health care costs by (1) limiting both coverage and the level of reimbursement (including co-pays) for products approved for marketing by the FDA, (2) refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval and (3) requiring or encouraging, through more favorable reimbursement levels or otherwise, the substitution of generic alternatives to branded products.

        On December 8, 2003, President Bush signed into law the 2003 Medicare Act. The 2003 Medicare Act provides for a new system of private market insurance providers to be instituted in 2006, which may result in an increased use of formularies (listings of prescription drugs approved for use) such that, in the event some or all of a Medicare beneficiary's medications are not listed on the applicable formulary, such Medicare beneficiary may not receive reimbursement for some or all of his/her medications. Moreover, once these formularies are established, Medicare will not be obligated to pay for drugs omitted from a formulary, and the cost of these non-covered drugs will not be counted towards the $3,600 out-of-pocket deductible established by the 2003 Medicare Act. Further, beginning in 2006, Medicare prescription drug program beneficiaries will not be permitted to purchase private insurance policies, known as "Medigap" policies, to cover the cost of these off-formulary medications. If our products are excluded from these new formularies demand for our products may decrease and we may be forced to lower prices for our products, which may adversely affect our business and our results of operations.

        If government and third-party payers do not provide adequate coverage and reimbursement levels for users of our products, the market acceptance of these products could be adversely affected. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which would result in lower prices and a reduced demand for our products:

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  the trend toward managed health care in the United States;

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  the growth of organizations such as HMOs and managed care organizations;

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  legislative proposals to reform health care and government insurance programs; and

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  price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

Our reporting and payment obligations under the Medicaid rebate program and other governmental pricing programs are complex and may involve subjective decisions. Any failure to comply with those obligations could subject us to penalties and sanctions.

        We and other pharmaceutical companies are defendants in a number of lawsuits filed by local and state government entities, alleging generally that we and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid. Endo intends to defend these lawsuits vigorously. Depending on developments in the litigation however, as with all litigation, there is a possibility that the company will suffer adverse decisions or verdicts, or that the company will enter into monetary settlements in one or more of these actions. The regulations regarding reporting and payment obligations are complex and we are continually evaluating the methods we use to calculate and report the amounts owed with respect to Medicaid and other government pricing programs. Our calculations are subject to review and challenge by various government agencies and authorities and it is possible that any such review could result either in material changes to the method used for calculating the amounts owed to the pertinent government agency (or agencies), or to the amounts themselves. In addition, because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions, these calculations are subject to the risk of errors. Any governmental agency that commences an investigation of us could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of the applicable laws impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments—and even in the absence of such ambiguity—a governmental authority may take a position contrary to a position we have taken, and may impose civil and/or criminal sanctions. Any such penalties or sanctions could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our common stock to decline.

Once approved, there is no guarantee that the market will accept our future products, and regulatory requirements could limit the commercial usage of our products.

        Even if we obtain regulatory approvals, uncertainty exists as to whether the market will accept our products. A number of factors may limit the market acceptance of our products, including the timing of regulatory approvals and market entry relative to competitive products, the availability of alternative products, the price of our products relative to alternative products, the availability of third-party reimbursement and the extent of marketing efforts by third-party distributors or agents that we retain. We cannot assure you that our products will receive market acceptance in a commercially viable period of time, if at all. We cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able, ultimately, to introduce successful new products as a result of those efforts, our business, financial position and results of operations may be materially adversely affected, and the market value of our common stock could decline. In addition, many of our products contain narcotic ingredients that carry stringent record-keeping obligations, strict storage requirements and other limitations on these products' availability, which could limit the commercial usage of these products.

We sell our products to a limited number of wholesale drug distributors and large pharmacy chains, the loss of whose business could materially affect our sales.

        We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply our products to pharmacies, hospitals, governmental agencies and physicians. Three distributors and one pharmacy chain individually accounted for 28%, 28%, 16% and 3% respectively, of net sales for the six months ended June 30, 2005, 29%, 18%, 18% and 9% respectively, of net sales in 2004, 26%, 26%, 19% and 11% respectively, of net sales in 2003, and 24%, 24%, 23% and 11%, respectively of net sales in 2002. If we were to lose the business of any of these customers, or if any were to experience difficulty in paying us on a timely basis, our net sales, profitability and cash flows could be materially and adversely affected.

We are dependent on outside manufacturers for the manufacture of our products; therefore, we will have limited control of the manufacturing process and related costs.

        Third-party manufacturers currently manufacture all of our products pursuant to contractual arrangements. Accordingly, we have a limited ability to control the manufacturing process or costs related to this process. Increases in the prices we pay our manufacturers, interruptions in our supply of products or lapses in quality could adversely impact our margins, profitability and cash flows. We are reliant on our third-party manufacturers to maintain the facilities at which they manufacture our products in compliance with FDA, DEA, state and local regulations. If they fail to maintain compliance with FDA, DEA or other critical regulations, they could be ordered to cease manufacturing which would have a material adverse impact on our business, profitability and cash flows. In addition to FDA and DEA regulation, violation of standards enforced by the Environmental Protection Agency, or EPA, and the Occupational Safety and Health Administration, or OSHA, and their counterpart agencies at the state level, could slow down or curtail operations of third-party manufacturers. Certain of our manufacturers currently constitute the sole source of one or more of our products. Because of contractual restraints and the lead-time necessary to obtain FDA approval, and possibly DEA registration, of a new manufacturer, replacement of any of these manufacturers may be expensive and time consuming and may cause interruptions in our supply of products to customers.

        We have entered into minimum purchase requirement contracts with some of our third party manufacturers. In May 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc., pursuant to which Novartis has agreed to manufacture certain of our commercial products in addition to products in development. We are required to purchase a minimum amount of product from Novartis through 2011. We also have a long-term contract with Teikoku Seiyaku Co., Ltd. under which Teikoku manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We are required to purchase a minimum of $33.6 million of Lidoderm® at cost of goods from Teikoku in 2005. In addition, we may consider entering into additional manufacturing arrangements with third-party manufacturers. In each case, we will incur significant costs in obtaining the regulatory approvals and taking the other steps necessary to begin commercial production by these manufacturers. If the market for the products manufactured by these third parties substantially contracts or disappears, we will continue to be financially obligated under these contracts, an obligation which could have a material adverse effect on our business.

We are dependent on third parties to supply all raw materials used in our products and to provide services for certain core aspects of our business. Any interruption or failure by these suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us could have a material adverse effect on our business, profitability and cash flows.

        We rely on third parties to supply all raw materials used in our products. In addition, we rely on third-party suppliers, distributors and collaboration partners to provide services for certain core aspects of our business, including manufacturing, warehousing, distribution, customer service support, medical affairs services, clinical studies, sales and other technical and financial services. All third-party suppliers and contractors are subject to FDA, and very often DEA, requirements. Our business and financial viability are dependent on the regulatory compliance of these third parties, and on the strength, validity and terms of our various contracts with these third-party manufacturers, distributors and collaboration partners. Any interruption or failure by these suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us could have a material adverse effect on our business, financial condition, profitability and cash flows.

        In addition, we have entered into minimum purchase requirement contracts with some of our third party suppliers. If the market for the products that utilize these raw materials substantially contracts or disappears, we will continue to be financially obligated under these contracts and meeting such obligations could have a material adverse effect on our business.

The DEA limits the availability of the active ingredients used in our current products and products in development and, as a result, our procurement quota may not be sufficient to meet commercial demand or complete clinical trials.

        The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredients in some of our current products and products in development, including oxycodone, oxymorphone, morphine, fentanyl, sufentanil and hydrocodone, are listed by the DEA as Schedule II or III substances under the Controlled Substances Act of 1970. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription.

        Furthermore, the DEA limits the availability of the active ingredients used in many of our current products and products in development and, as a result, our procurement quota of these active ingredients may not be sufficient to meet commercial demand or complete clinical trials. We must annually apply to the DEA for procurement quota in order to obtain these substances. Pursuant to recent legislation, the DEA may not establish procurement quota following FDA approval of an NDA or ANDA for a controlled substance until after DEA reviews and provides public comment on the labeling, promotion, risk management plan and other documents associated with such product. No assurance can be given that the DEA review of such materials may not result in delays in obtaining procurement quota for controlled substances, a reduction in the quota issued to us or an elimination of our quota entirely. Any delay or refusal by the DEA in establishing our procurement quota for controlled substances could delay or stop our clinical trials, product launches or, in a case such as oxycodone where the DEA is considering whether the legislation applies, could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial position and results of operations.

Sales of our products may be adversely affected by the consolidation of the wholesale drug distribution and retail pharmacy industries, a trend which may continue.

        The network through which we sell our products has undergone significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will place competitive pressures on drug manufacturers, including us. If we lose any of these customer accounts, or if our relationship with them were to deteriorate, our business could also be materially and adversely affected. Orders for our products may increase or decrease depending on the inventory levels held by our major customers. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

        Retail availability of our products is greatly affected by the inventory levels our customers hold. We monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts the wholesalers have sold to their customers. Beginning in 2005, pursuant to our agreement with one of our significant wholesale customers, we receive inventory level reports. For other wholesalers where we do not receive inventory level reports, however, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

We may not be able to maintain our current insurance policies covering our business, assets, directors and officers and product liability claims and we may not be able to obtain new policies in the future.

        Property, product liability, directors' and officers' and general liability insurance represent significant costs to us. Since the events of September 11, 2001, and due to recent concerns over corporate governance in the U.S., corporate accounting scandals and product liability lawsuits related to pharmaceuticals, liability and other types of insurance have become more difficult and costly to obtain. Unanticipated additional insurance costs could have a material adverse effect on our results of operations and cash flows. There can be no assurance that we will be able to maintain our existing insurance policies or obtain new policies in meaningful amounts or at a reasonable cost. Any failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

The success of our acquisition and licensing strategy is subject to uncertainty and any completed acquisitions or licenses may reduce our earnings, be difficult to integrate, not perform as expected or require us to obtain additional financing.

        We regularly evaluate selective acquisitions and look to continue to enrich our product line by acquiring rights to additional products and compounds. Such acquisitions may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies. However, we cannot assure you that we will be able to complete acquisitions that meet our target criteria on satisfactory terms, if at all. In particular, we may not be able to identify suitable acquisition candidates, and we may have to compete for acquisition candidates. Our competitors may have greater resources than us and therefore be better able to complete acquisitions or may cause the ultimate price we pay for acquisitions to increase. If we fail to achieve our acquisition goals, our growth may be limited.

        Acquisitions may expose us to additional risks and may have a material adverse effect on our profitability and cash flows. Any acquisitions we make may:

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  fail to accomplish our strategic objectives;

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  not be successfully combined with our operations;

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  not perform as expected; and

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  expose us to cross border risks.

        In addition, based on current acquisition prices in the pharmaceutical industry, acquisitions could decrease our income per share and add significant intangible assets and related amortization charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

        Further, if we are unable to maintain, on commercially reasonable terms, product, compound or other licenses that we have acquired, our ability to develop or commercially exploit our products may be inhibited.

If we are unable to retain our key personnel, and continue to attract additional professional staff, we may be unable to maintain or expand our business.

        Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors will remain highly dependent, in large part, upon our ability to attract and retain qualified scientific and technical personnel. The loss of key scientific and technical personnel or the failure to recruit additional key scientific and technical personnel could have a material adverse effect on our business. While we have consulting agreements with certain key individuals and institutions and have employment agreements with our key executives, we cannot assure you that we will succeed in retaining this personnel or their services under existing agreements. There is intense competition for qualified personnel in the areas of our activities, and we cannot assure you that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business.

We have significant goodwill and other intangible assets. Consequently, potential impairment of goodwill and other intangibles may significantly impact our profitability.

        Effective January 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and no longer amortize goodwill. Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of June 30, 2005, goodwill and other intangibles comprised approximately 27% of our total assets and 40% of our stockholders' equity. SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. Our other intangible assets, consisting of licenses and patents, are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of goodwill and other intangible assets, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill or other intangible assets occur.

Our credit agreement limits our ability to conduct our business, which could negatively affect our ability to finance future capital needs and engage in other business activities.

        The covenants in our existing credit agreement contain a number of significant limitations on our ability to, among other things:

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  pay dividends;

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  incur additional indebtedness;

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  create liens on our assets; and

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  acquire or dispose of assets.

        These restrictive covenants could negatively affect our ability to finance our future capital needs, engage in other business activities or withstand a future downturn in our business or the economy.

        Under our credit agreement, we are required to maintain certain specified financial ratios and meet financial tests, including maintaining a specific level of EBITDA, as defined therein. Our ability to comply with these may be affected by matters beyond our control. A breach of any of these covenants would prevent us from being able to draw under our revolving loan and will result in a default under our credit agreement.

We are a holding company with no operations.

        We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

Risks Related to Ownership of Our Common Stock

We caution readers of this prospectus and any accompanying prospectus supplement not to place undue reliance on our forward-looking financial information.

        Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to any prospective financial information that may be contained or incorporated by reference in this prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, any such prospective financial information.

        Our assumptions and estimates underlying the prospective financial information contained in documents incorporated by reference in this prospectus and any accompanying prospectus supplement are inherently uncertain and are subject to a wide variety of significant regulatory, business, economic, and competitive risks, uncertainties and conditions that could cause actual results to differ materially from those contained in the prospective financial information. In particular, our estimates are based on assumptions regarding the anticipated timing of generic competition and the continued growth in net sales of our products. Accordingly, we cannot assure you that the prospective results are indicative of our future performance or that actual results will not differ materially from those that the prospective financial information present. You should not regard inclusion of the prospective financial information in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement as a representation by any person that we will achieve the results the prospective financial information contains.

        We have expressly disclaimed any obligations to update this prospective financial information for any reason, even if new information becomes available or other events occur in the future.

Our revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.

        Variations in our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We cannot predict with certainty the timing or level of sales of our products in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Our operating results may fluctuate due to various factors including those set forth above in "—Risks Related to Our Business." As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

We could be influenced by our significant shareholder whose interests may not always be aligned with the interests of our other shareholders.

        Endo Pharma LLC currently owns approximately 48% of the shares of our common stock. Endo Pharma LLC is, in turn, controlled by affiliates of Kelso & Company who currently own 83.6% of Endo Pharma LLC. Three of our directors, Mr. Goldberg, Mr. Wahrhaftig and Mr. Loverro, are Managing Directors of Kelso. Three of our directors, Mr. Goldberg, Mr. Wahrhaftig and Ms. Ammon, serve as members of the Board of Managers of Endo Pharma LLC. These individuals therefore direct how Endo Pharma LLC votes its shares on corporate matters.

        As a result, Endo Pharma LLC and Kelso may be able to control or significantly influence the outcome of stockholder votes, including votes concerning the election of the majority of directors, the adoption or amendment of provisions in our charter or by-laws, the approval of mergers, decisions affecting our capital structure and other significant corporate transactions. Kelso may also have significant control or influence over our management and policies. The interests of Endo Pharma LLC and Kelso may conflict with your interests. Their control or influence could also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

        Assuming that (1) Endo Pharma LLC sells all shares it is entitled to sell under this prospectus and (2) the 22 million Class C Endo Pharma LLC stock options are exercised, Endo Pharma LLC will own approximately 17% of the shares of our common stock and may still exert significant influence over the outcome of stockholder votes.

Our stock price may be volatile, and your investment in our common stock could decline in value.

        The market prices for securities of healthcare companies in general have been highly volatile and may continue to be highly volatile in the future. Within the last 12 months through August 31, 2005, our stock has traded between $16.02 and $30.00 per share. The following factors, in addition to other risk factors described in this section, may cause the market price of our common stock to change:

  •
  FDA approval or disapproval of any of the drug applications we have submitted;

  •
  the success or failure of our clinical trials;

  •
  competitors announcing technological innovations or new commercial products;

  •
  introduction of generic substitutes for our products, including the filing of ANDAs with respect to generic versions of our branded products, including Lidoderm®;

  •
  developments concerning our or others' proprietary rights, including patents;

  •
  competitors' publicity regarding actual or potential products under development;

  •
  regulatory developments in the United States and foreign countries, or announcements relating to these matters;

  •
  period-to-period fluctuations in our financial results;

  •
  new legislation in the United States, such as the 2003 Medicare Act, relating to the sale or pricing of pharmaceuticals;

  •
  litigation; and

  •
  economic and other external factors, including disasters and other crises.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

        If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

        At August 31, 2005, approximately 64.5 million shares of common stock, representing approximately 49% of our common stock outstanding after the offering, were eligible for sale, subject to compliance with Rule 144 or Rule 145(d) under the Securities Act of 1933, or the Securities Act.

        Of the 3,633,420 shares that may be issued upon the exercise of options outstanding as of August 31, 2005, 1,440,080 are vested, currently exercisable and eligible for sale. The sale of these shares is unrestricted, subject to any lock-up agreements that may be entered into with underwriters in connection with any underwritten offering of such shares covered by this prospectus.

        We and Endo Pharma LLC have decided to accelerate the exercisability of the Class C stock options to allow approximately 22 million Class C stock options to be exercised before their expiration on January 1, 2006. In connection with the acceleration of the exercisability, we and Endo Pharma LLC have amended the employee stockholders agreement and employee and former employee stockholders party to the employee stockholders agreement have provided certain consents and releases. Pursuant to the amendment to the employees stockholders agreement and the consent and release, the transfer restrictions on approximately 2.8 million shares of our common stock have been released starting from a date no later than October 24, 2005. Accordingly, employee and former employee stockholders will be free to sell shares of our common stock (i) underlying their stock options granted pursuant to the Endo Pharma LLC stock option plans, and (ii) acquired by them pursuant to the 1997 Employee Stock Purchase Plan. Such employee and former employee stockholders will be subject to certain volume restrictions on sales of shares through January 1, 2006. See "Selling Stockholders." A portion of our shares of common stock to be received by employee and former employee option holders from Endo Pharma LLC upon exercise may be withheld to satisfy such holders' related tax and exercise price obligations, and our tax withholding obligations in connection with such exercise, with us being required to satisfy such obligations in cash. Shares of common stock underlying stock options granted to our executive stockholders under the Endo Pharma LLC stock option plans will continue to be subject to the transfer restrictions in the executive stockholders agreement. However, approximately 9.2 million shares underlying stock options granted to our executive stockholders are included in this registration statement.

We have not paid, and may not pay, dividends and therefore, unless our stock appreciates in value, investors in our stock may not benefit from holding our stock.

        We have not paid any cash dividends since our inception. Furthermore, our existing credit facility limits our ability to pay dividends. We may not pay cash dividends in the future. As a result, investors in our stock will not be able to benefit from owning our stock unless the shares that these investors acquire appreciate in value.

FORWARD-LOOKING STATEMENTS

        This prospectus and any related prospectus supplement may contain or incorporate by reference information that includes or is based on "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, including estimates of future net sales, future net income and future earnings per share, contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included in documents incorporated by reference are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed results of operations. Also, statements including words such as "believes," "expects," "anticipates," "intends," "estimates," or similar expressions are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about the growth of our business, our financial performance and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors, as more fully described in "Risk Factors," and elsewhere in this prospectus and in documents incorporated by reference could affect our future financial results and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the expectations reflected in the forward-looking statements in this prospectus include, among others:

  •
  our ability to successfully develop, commercialize and market new products;

  •
  timing and results of pre-clinical or clinical trials on new products;

  •
  our ability to obtain regulatory approval of any of our pipeline products;

  •
  competition for the business of our branded and generic products, and in connection with our acquisition of rights to intellectual property assets;

  •
  significant cash payments we may be required to make to Endo Pharma LLC pursuant to a tax sharing agreement;

  •
  market acceptance of our future products;

  •
  government regulation of the pharmaceutical industry;

  •
  our dependence on a small number of products;

  •
  our dependence on outside manufacturers for the manufacture of our products;

  •
  our dependence on third parties to supply raw materials and to provide services for certain core aspects of our business;

  •
  new regulatory action or lawsuits relating to our use of narcotics in most of our core products;

  •
  our exposure to product liability claims and product recalls and the possibility that we may not be able to adequately insure ourselves;

  •
  our ability to protect our proprietary technology;

  •
  the successful efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory efforts to limit the use of generics and certain other products;

  •
  our ability to successfully implement our acquisition and in-licensing strategy;

  •
  the availability of controlled substances that constitute the active ingredients of some of our products and products in development;

  •
  the availability of third-party reimbursement for our products;

  •
  the outcome of any pending litigation; and

  •
  our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales.

        We do not undertake any obligation to update our forward-looking statements after the date of this prospectus for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

        All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from such sales.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is listed for trading on the Nasdaq National Market under the symbol "ENDP." The following table sets forth the quarterly high and low share price information for the periods indicated:

	High	Low
Year Ended December 31, 2005
1st Quarter	$23.18	$19.52
2nd Quarter	$26.48	$19.02
3rd Quarter (through September 23, 2005)	$30.52	$25.11
Year Ending December 31, 2004
1st Quarter	$25.00	$18.78
2nd Quarter	$27.15	$20.34
3rd Quarter	$23.59	$15.78
4th Quarter	$22.78	$17.17
Year Ending December 31, 2003
1st Quarter	$14.10	$7.49
2nd Quarter	$19.45	$12.72
3rd Quarter	$22.26	$13.99
4th Quarter	$24.00	$14.50

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. Furthermore, the payment of cash dividends from earnings is currently restricted by our credit facility. Assuming removal of this restriction, the payment of cash dividends is subject to the discretion of our board of directors and will be dependent on many factors, including our earnings, capital needs and general financial condition. We anticipate that, for the foreseeable future, we will retain our earnings in order to finance the expansion of our business.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

        Under our current charter, we have the authority to issue up to 175,000,000 shares of common stock and 40,000,000 shares of preferred stock.

Common Stock

        Common Stock Outstanding.    As of August 31, 2005, there were 132,478,589 shares of common stock outstanding. As of August 31, 2005, we had approximately 128 shareholders of record of our common stock.

        Shares of our common stock are listed on the Nasdaq National Market and trade under the symbol "ENDP."

        Dividends.    Owners of shares of common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for their payment, subject to the rights of holders of any outstanding shares of preferred stock.

        Voting Rights.    Owners of shares of common stock are entitled to one vote per share. Subject to the rights of the holders of any preferred stock pursuant to applicable law or the provision of any future certificate of designations creating a specific series of preferred stock, all voting rights are vested in the owners of shares of common stock. Owners of shares of common stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors.

        Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the owners of shares of common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the owners of any of our outstanding preferred stock have received their liquidation preferences in full.

        Other Rights.    Owners of shares of common stock are not entitled to pre-emptive rights with respect to the future issuances of common stock. We may, however, enter into contracts with stockholders to grant holders pre-emptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and, as a result, the shares of common stock are converted into or exchangeable for other securities or property including cash, all owners of shares of common stock will be entitled to receive the same kind and amount of such consideration for each share of common stock.

Preferred Stock

        No shares of preferred stock are outstanding. Our board of directors may, without further action by our stockholders, issue a series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Directors' Liability

        Our certificate of incorporation allows us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent authorized by Delaware Law.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock and transferable warrants is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10005.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  a partnership;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current calendar year, one-third of the days present in the immediately preceding calendar year and one-sixth of the days present in the second preceding calendar year. Residents are treated for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

        Distributions on common stock constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We may not pay cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification of the application of such income tax treaty), from the gross amount of the dividends paid to a non-U.S. holder unless such dividends are effectively connected with a non-U.S. holder's conduct of a trade or business, as described below.

        Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are not subject to the U.S. withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the U.S.);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes, and such non-U.S. holder held more than 5 percent of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our common stock.

        We have determined that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

        An individual non-U.S. holder who is subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition is taxed on the amount by which capital gains allocated to U.S. sources (including gains from sale of our common stock) exceed capital losses allocated to U.S. sources incurred during the year at a flat rate of 30%, or at a lower rate if provided by an applicable income tax treaty. Other non-U.S. holders that are subject to U.S. federal income tax on gain from the disposition of our common stock will be taxed on such gain in the same manner in which citizens or residents of the U.S. would be taxed, and if such non-U.S. holder is a foreign corporation such gain may also be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

        U.S. federal legislation enacted in 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011. The House of Representatives recently passed a bill that would permanently extend the estate tax repeal after it expires under the 2001 legislation. Such an extension is also contained in the Administration's Fiscal Year 2005 Revenue Proposals. No assurance can be given that the bill passed by the House of Representatives will be enacted in its present form.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available by the U.S. Internal Revenue Service to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding.

        The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and, if to or through U.S. offices of a broker, reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States.

        Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

SELLING STOCKHOLDERS

        The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders, as of August 31, 2005. Footnote (a) below provides a brief explanation of what is meant by the term "beneficial ownership." No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective.

        We have prepared the table based on information given to us by, or on behalf of, the selling stockholders on or before August 31, 2005. Pursuant to the terms of our stockholder agreements, executive stockholders cannot directly or indirectly sell, assign, mortgage, transfer, pledge, hypothecate or otherwise dispose of any of their shares of our common stock acquired in connection with our formation in 1997 or the shares of our common stock underlying their stock options granted pursuant to the Endo Pharma LLC stock option plans, in each case, without the consent of Endo Pharma LLC's Board of Managers, except to Endo Pharma LLC, Kelso Investment Associates V, L.P. and Kelso Equity Partners V, L.P. in accordance with the terms of the stockholders agreement.

        Effective September 20, 2005, we, Kelso Investment Associates V, L.P. (together with Kelso Equity Partners V, L.P., collectively referred to as Kelso), and Endo Pharma LLC, or Endo LLC, entered into a consent and release agreement, referred to as the Consent and Release, with employee and former employee stockholders of the Company, referred to as the Employee Stockholders, who were party to the employee stockholders agreement dated as of July 14, 2000, as amended and restated on June 5, 2003, and as amended on June 28, 2004, referred to as the Employee Stockholders Agreement. Pursuant to the Consent and Release, Endo LLC released each Employee Stockholder from the Employee Stockholders Agreement. Those Employee Stockholders will no longer be bound by the restrictions on transfer of their shares of Common Stock under the Employee Stockholders Agreement, and will no longer be entitled to any benefits under the Employee Stockholders Agreement. From a date no later than October 24, 2005, those Employee Stockholders who executed the Consent and Release will be permitted to sell, subject to certain volume limitations, approximately 2.8 million shares of Common Stock (i) issuable to such Employee Stockholders upon exercise of options granted to them under the Endo Pharma LLC Amended and Restated 1997 Employee Stock Option Plan and the Endo Pharma LLC Amended and Restated 2000 Supplemental Employee Stock Option Plan (collectively referred to as the Option Plans), and (ii) acquired by such Employee Stockholders pursuant to the 1997 Employee Stock Purchase Plan.

        In connection with the Consent and Release, the committee administering the equity plans of Endo LLC accelerated the exercisability of the Class C options granted under the Option Plans as well as those granted under the Endo Pharma LLC Amended and Restated 1997 Executive Stock Option Plan and the Endo Pharma LLC Amended and Restated 2000 Supplemental Executive Option Plan such that all of the Class C Options are immediately exercisable.

        The Employee Stockholders also agreed, among other things, with respect to the Registration Statement on Form S-3, as amended, filed with the Securities and Exchange Commission on April 30, 2004, referred to as the 2004 Shelf Registration Statement, to be removed as a selling shareholder and to have the shares reserved for sale by them reallocated to any of the other selling shareholders named in the 2004 Shelf Registration Statement.

        Additionally, the parties to the Consent and Release entered into a second amendment to the Employee Stockholders Agreement, referred to as the Amendment. The Amendment became effective on September 20, 2005, when it had been executed by Employee Stockholders who own a majority of the shares of Common Stock owned by the Employee Stockholders. The Amendment amends the Employee Stockholders Agreement for all Employee Stockholders and eliminates the registration rights of all Employee Stockholders with respect to future underwritten offerings or block sales of shares of Common Stock by Endo LLC.

        On September 20, 2005, we, Kelso and Endo LLC entered into a second amendment to the executive stockholder agreement, dated July 14, 2000, as amended and restated on July 7, 2003, and as amended on June 28, 2004, referred to as the Amended Executive Stockholders Agreement, with certain current and former members of our senior management (together, referred to as executive stockholders). Under the Amended Executive Stockholders Agreement, if we register shares of Common Stock on behalf of Endo LLC pursuant to a shelf registration statement under Rule 415 of the Securities Act (other than a registration pursuant to the Endo LLC Registration Rights Agreement) and such shelf registration statement provides for, among other things, sales by Endo LLC through one or more (including any combination thereof) (i) block trades, (ii) underwritten offerings, (iii) derivative transactions with third parties, or (iv) other types of hedging transactions (each referred to as a Take-down Transaction), then Endo LLC agrees that at least 15% of the aggregate number of shares of Common Stock to be sold in any Take-down Transaction will be available for sale by certain members of the senior management of the Company in accordance with the rights, procedures and limitations set forth therein.

        Executive stockholders will continue to be bound by the terms of the Amended Executive Stockholders Agreement, and accordingly are only permitted to sell such shares or shares of our common stock underlying options in connection with a sale of shares by Endo Pharma LLC.

        Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary. The registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

        This Registration Statement covers the sale of shares of Endo Pharma LLC, the transfer of shares to the executive stockholders when they exercise their options and the sale by the executive stockholders of their stock in the offering.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*(a)	Number of Shares That May Be Offered(a)	Number of Shares of Common Stock Beneficially Owned Following the Offering(a)	Percentage of Shares of Common Stock to be Beneficially Owned After Completion of the Offering(a)
Directors and Executive Officers:
Carol A. Ammon(b)(c)(d)	8,717,923	3,543,121	5,174,802	3.9%
Brian T. Clingen(e)	25,000		25,000	**
Michael B. Goldberg(f)(g)
Michael Hyatt(h)***	626,967	166,217	460,750	**
Roger H. Kimmel(i)***	607,521	89,662	517,859	**
Frank J. Loverro(f)(g)
Clive A. Meanwell, M.D., Ph.D(j)	25,000		25,000	**
Michael W. Mitchell(k)	40,000		40,000	**
Joseph T. O'Donnell, Jr.(l)	40,000		40,000	**
David I. Wahrhaftig(f)(g)
Peter A. Lankau(b)(m)	1,242,148	67,002	1,175,146	**
David A. H. Lee, M.D., Ph.D.(b)(d)(n)	3,195,899	1,410,124	1,785,775	1.3%
Jeffrey R. Black(b)(d)(o)	2,841,743	1,240,958	1,600,785	1.2%
Caroline B. Manogue(b)(p)	330,158	86,163	243,995	**
All current directors and executive officers of Endo Pharmaceuticals Holdings Inc. as a group (14 persons)	17,692,359	6,603,247	11,089,112	8.3%

Other Selling Stockholders:
Endo Pharma LLC(d)(f)	63,184,284	29,744,121	33,440,163	25.2%
Kelso Investment Associates V, L.P.(d)(f)(q)	29,030,677	15,811,165	13,219,512	10.0%
Kelso Equity Partners V, L.P.(d)(f)(q)	2,442,746	1,330,409	1,112,337		**
Joseph S. Schuchert(f)(g)	—	—	—	—
Frank T. Nickell(f)(g)	—	—	—	—
Thomas R. Wall, IV(f)(g)	—	—	—	—
George E. Matelich(f)(g)	—	—	—	—
Frank K. Bynum, Jr.(f)(g)	—	—	—	—
Philip E. Berney(f)(g)	—	—	—	—
James J. Connors, II(f)(g)	—	—	—	—
Greenwich Street Capital Partners, L.P.(d)(r)	3,719,751	2,025,912	1,693,839	1.3%
Greenwich Street Capital Offshore Fund, Ltd.(d)(r)	230,875	125,743	105,132		**
Citigroup Employees Fund GSP, L.P.(d)(r)***	903,997	492,350	411,647		**
The Travelers Insurance Company(d)(r)***	191,897	104,514	87,383		**
The Travelers Life and Annuity Company(d)(r)***	94,516	51,477	43,039		**
Mariann T. MacDonald(b)(d)(s)	7,331,146	3,040,784	4,290,362	3.2%
Other selling stockholders(t)	760,875	414,400	346,475		**

*
Number of shares assumes the exercise of all options reserved pursuant to the Endo Pharma LLC 1997 Stock Option Plans and Endo Pharma LLC 2000 Supplemental Stock Option Plans.

**
The percentage of the class to be owned by such security holder after completion of the offering represents less than 1%.

***
These selling stockholders have identified themselves as affiliates of broker-dealers. See also "Plan of Distribution."

(a)
"Beneficial ownership" is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date that such person has the right to acquire within 60 days after such date.

(b)
The business address for this person is c/ o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317.

(c)
Ms. Ammon is our Chairman. The shares to be sold by Ms. Ammon include up to 74,667 shares, which represent Ms. Ammon's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 3,468,454 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. Ammon owns 0.36% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of her status as a member of Endo Pharma LLC. Ms. Ammon shares voting power along with the other members of Endo Pharma LLC with respect to shares of Endo common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of her pecuniary interest. Ms. Ammon's beneficial ownership after the offering includes 3,927,840 shares of Endo common stock and 1,246,962 shares underlying options to acquire Endo common stock that she holds pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 584,396 of which are currently exercisable. However, the shares of common stock that Ms. Ammon receives upon exercise of these stock options are currently subject to significant restrictions that are set forth in the stockholders agreement including restrictions on sale, assignment, mortgage, transfer, pledge or other disposals or transfers.

(d)
Members of Endo Pharma LLC will receive a pro rata distribution of the net proceeds from one or more offerings pursuant to this prospectus received by Endo Pharma LLC based on the number of Endo Pharma LLC units held by each such member. Affiliates of Kelso & Company own 83.6% of Endo Pharma LLC; Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd., Citigroup Employees Fund GSP, L.P., The Travelers Insurance Company and The Travelers Life and Annuity Company together own 13.7% of Endo Pharma LLC; our management, in the aggregate, owns 0.7% of Endo Pharma LLC; and certain other outside investors own 2.0% of Endo Pharma LLC. The number of shares of common stock beneficially owned by Endo Pharma LLC after the offering includes 10,253,102 shares of common stock that after the offering will be held by executive stockholders as a result of the exercise of Class C Endo Pharma LLC stock options, which shares are subject to significant restrictions that are set forth in the Amended Executive Stockholders Agreement.

(e)
Mr. Clingen is a director of Endo. The business address for Mr. Clingen is c/ o BP Capital Management, 5101 Darmstadt Road, Suite A, Hillside, Illinois 60162. Mr. Clingen's beneficial ownership represents options to purchase 25,000 shares of common stock under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 5,000 of which are currently exercisable.

(f)
The business address for this person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(g)
Messrs. Goldberg, Loverro and Wahrhaftig are directors of Endo. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of the status of Kelso Investment Associates V, L.P., or KIA V, and Kelso Equity Partners V, L.P., or KEP V, as members of Endo Pharma LLC. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of securities owned of record by KIA V and KEP V, by virtue of the status of each of them as a general partner of the general partner of KIA V and as a general partner of KEP V. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power along with the other general partners with respect to shares of Endo common stock owned indirectly by KIA V and KEP V through Endo Pharma LLC, but disclaim beneficial ownership of such securities except to the extent of each individual's pecuniary interest.

(h)
Mr. Hyatt is a director of Endo. The business address for Mr. Hyatt is c/o Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179. Mr. Hyatt's beneficial ownership includes (i) 566,217 shares of common stock owned directly by Mr. Hyatt, (ii) 20,750 shares held in trusts for which Mr. Hyatt serves as trustee and as to which shares Mr. Hyatt holds either the sole or the shared power of disposition or the power to vote and (iii) options to purchase 40,000 shares of common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable. Mr. Hyatt's beneficial ownership excludes 139,662 shares of common stock held in a trust for the benefit of the children of Mr. Hyatt, as to which shares Mr. Hyatt has neither the power of disposition nor the power to vote.

(i)
Mr. Kimmel is a director of Endo. The business address for Mr. Kimmel is c/o Rothschild, Inc., 1251 Avenue of the Americas, New York, New York 10022. Mr. Kimmel's beneficial ownership includes (i) 567,521 shares of common stock held in trusts for which Mr. Kimmel serves as trustee and as to which shares Mr. Kimmel holds either the sole or the shared power of disposition and power to vote and (ii) options to purchase 40,000 shares of common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable. Mr. Kimmel's beneficial ownership excludes a total of 40,367 shares of common stock held in trusts for the benefit of Mr. Kimmel's adult children, as to which shares Mr. Kimmel has neither the power of disposition nor the power to vote. Of the 567,521 shares of common stock held in the trusts, 177,865 are anticipated to be placed in a Rule 10b5-1 pre-set selling program for a period of six months pursuant to which sales may occur as soon as November 1, 2005.

(j)
Dr. Meanwell is a director of Endo. The business address for Dr. Meanwell is c/o The Medicines Company, 5 Sylvan Way, Parsippany, New Jersey 07054. Dr. Meanwell's beneficial ownership represents options to purchase 25,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 5,000 of which are currently exercisable.

(k)
Mr. Mitchell is a director of Endo. The business address for Mr. Mitchell is c/ o Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036. Mr. Mitchell's beneficial ownership represents options to purchase 40,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable.

(l)
Mr. O'Donnell is a director of Endo. The business address for Mr. O'Donnell is Briscoe Capital Management, L.L.C., 295 Madison Avenue, 31st Floor, New York, NY 10017. Mr. O'Donnell's beneficial ownership represents options to purchase 40,000 shares of our common stock granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 18,750 of which are currently exercisable.

(m)
Mr. Lankau is our President and Chief Executive Officer and is a director of Endo. The shares to be sold by Mr. Lankau include up to 67,002 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Mr. Lankau's beneficial ownership after the offering includes 73,110 shares of Endo common stock, and 1,102,036 shares underlying options granted under the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans, 592,899 of which are currently exercisable.

(n)
Dr. Lee is our Executive Vice President and Chief Scientific Officer. The shares to be sold by Dr. Lee include up to 4,667 shares, which represent Dr. Lee's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 1,405,457 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Dr. Lee owns 0.02% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of his status as a member of Endo Pharma LLC. Dr. Lee shares voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest. Dr. Lee's beneficial ownership after the offering includes 1,550,493 shares and 235,282 shares underlying options that he holds in the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 111,450 of which are currently exercisable.

(o)
Mr. Black is our Executive Vice President, Chief Financial Officer and Treasurer. The shares to be sold by Mr. Black include up to 9,333 shares, which represent Mr. Black's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 1,231,625 shares, which represent the shares of common stock underlying his Endo Pharma LLC employee stock options that he may exercise and sell in one or more offerings pursuant to this prospectus. Mr. Black owns 0.05% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of his status as a member of Endo Pharma LLC. Mr. Black shares voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest. Mr. Black's beneficial ownership after the offering includes 1,365,503 shares and 235,282 shares underlying options that he holds in the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 111,450 of which are currently exercisable.

(p)
Ms. Manogue is our Executive Vice President, Chief Legal Officer and Secretary. The shares to be sold by Ms. Manogue include up to 86,163 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. Manogue's beneficial ownership after the offering includes 93,747 shares of Endo common stock, and 150,248 shares underlying options granted under the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan, 91,740 of which are currently exercisable.

(q)
KIA V and KEP V share investment and voting power along with the other members of Endo Pharma LLC with respect to shares of common stock owned by Endo Pharma LLC, but each disclaims beneficial ownership of such securities except to the extent of its pecuniary interest. Kelso Partners V, L.P., or KP V, may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of its status as a general partner of KIA V, which is a member of Endo Pharma LLC. KP V shares investment and voting power along with its general partners with respect to shares of common stock owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of its pecuniary interest.

(r)
The business address for Greenwich Street Capital Partners, L.P. and Greenwich Street Capital Offshore Fund, Ltd. is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for Citigroup Employees Fund GSP, L.P. is 399 Park Avenue, New York, NY 10043. The business address for The Travelers Insurance Company and The Travelers Life and Annuity Company is One City Place, Hartford, CT 06103-3415. Greenwich Street Investments, L.P. is the general partner of Greenwich Street Capital Partners, L.P. Greenwich Street Investments, L.L.C. is the managing general partner of Greenwich Street Investments, L.P. The Travelers Insurance Company is the sole member of Greenwich Street Investments, L.L.C. Andrew Wagner and Woodbourne Corporation (BVI) Limited are the directors of Greenwich Street Capital Offshore Fund, Ltd. TRV Employees Investments, Inc. is the general partner of Citigroup Employees Fund GSP, L.P. and is a wholly-owned subsidiary of Citigroup Inc. GSCP (NJ), L.P. is the manager of Greenwich Street

  Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, Andrew Wagner and Frederick H. Horton is an executive officer and stockholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. Greenwich Street Investments, L.P., Greenwich Street Investments, L.L.C. and The Travelers Insurance Company, because of their relationships with Greenwich Street Capital Partners, L.P., may be deemed to beneficially own the securities held by Greenwich Street Capital Partners, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Greenwich Street Capital Partners, L.P. except to the extent of their respective pecuniary interest in the securities. Andrew Wagner and Woodbourne Corporation (BVI) Limited, because of their relationships to Greenwich Street Capital Offshore Fund, Ltd., may be deemed to beneficially own the securities held by Greenwich Street Capital Offshore Fund, Ltd. Notwithstanding the foregoing, the above person and entity disclaim beneficial ownership of the securities held by Greenwich Street Capital Offshore Fund, Ltd. except to the extent of their respective pecuniary interest in the securities. TRV Employees Investments, Inc. and Citigroup Inc., because of their relationships with Citigroup Employees Fund GSP, L.P., may be deemed to beneficially own the securities held by Citigroup Employees Fund GSP, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Citigroup Employees GSP Fund, L.P. except to the extent of their respective pecuniary interest in the securities. GSCP (NJ), L.P., GSCP (NJ), Inc., Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, Andrew Wagner and Frederick H. Horton, because of their relationships with Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup GSP Fund, L.P., may be deemed to beneficially own the securities held by Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd. and Citigroup Employees Fund GSP, L.P. except to the extent of their pecuniary interest in the securities. The Travelers Life and Annuity Company is a wholly-owned subsidiary of The Travelers Insurance Company, which is a subsidiary of MetLife, Inc. The Travelers Insurance Company and MetLife, Inc. may be deemed to be the beneficial owner of the securities held by The Travelers Life and Annuity Company. Notwithstanding the foregoing, the above persons and entities disclaim beneficial ownership of the securities held by Travelers Life and Annuity Company, except to the extent of their respective pecuniary interest in the securities. The above persons and entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Endo Pharma LLC because they are members of Endo Pharma LLC or affiliates of members of Endo Pharma LLC. The above persons and entities disclaim beneficial ownership of the securities owned by Endo Pharma LLC, except to the extent of their respective pecuniary interest in the securities.

(s)
Until December 31, 2003, Ms. MacDonald was our Executive Vice President of Operations, at which time she resigned from her executive office, while remaining an employee. The shares to be sold by Ms. MacDonald include up to 56,000 shares, which represent Ms. MacDonald's pro rata portion of Endo Pharma LLC's shares that may be offered, and up to 2,984,784 shares, which represent the shares of common stock underlying her Endo Pharma LLC employee stock options that she may exercise and sell in one or more offerings pursuant to this prospectus. Ms. MacDonald owns 0.27% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of her status as a member of Endo Pharma LLC. Ms. MacDonald shares voting power along with the other members of Endo Pharma LLC with respect to securities owned by Endo Pharma LLC, but disclaims beneficial ownership of such securities except to the extent of her pecuniary interest. Ms. MacDonald's beneficial ownership after the offering includes 3,363,363 shares and 926,999 shares underlying options that she holds in the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, 434,402 of which are currently exercisable.

(t)
The 414,400 shares that will be sold by the other selling stockholders represent shares which represent the selling stockholders pro rata portion of Endo Pharma LLC's shares that will be offered. The other selling stockholders own 2.02% of Endo Pharma LLC and may be deemed to share beneficial ownership of shares of common stock owned of record by Endo Pharma LLC by virtue of their status as members of Endo Pharma LLC. Each of these selling stockholders shares voting power along with the other members of Endo Pharma LLC with respect to securities owned by Endo Pharma LLC, but each disclaims beneficial ownership of such securities except to the extent of each selling stockholder's pecuniary interest.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, transferees or others who may later hold the selling stockholders' interest. The common stock may be sold from time to time by the selling stockholders. Such sales may be made in the over-the-counter market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders will act independently of Endo in making decisions with respect to the timing, manner and size of each sale.

        The selling stockholders may negotiate and pay underwriters' or broker-dealers' commissions, discounts or concessions for their services as applicable. Underwriters or broker-dealers engaged by the selling stockholders may allow other underwriters or broker-dealers to participate in resales.

        The common stock may be sold in one or more of the following types of transactions:

          (a)   A sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions;

              (i)  If a selling stockholder notifies us of any material arrangement that it has entered into with an underwriter(s), we will execute an underwriting agreement with such underwriter(s) and file a supplemental prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933. In that supplemented prospectus, we will disclose the name of each such underwriter, the number of shares to be sold, the price at which such shares were sold, the commissions paid or discounts or concessions allowed to such underwriter(s), where applicable, and any other facts material to the transaction.

             (ii)  The selling stockholders and any underwriters involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If a selling stockholder qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

          (b)   A block trade in which a selling stockholder will engage a broker-dealer as agent, who will then attempt to sell the common stock, or position and resell a portion of the block, as principal, in order to facilitate the transaction;

          (c)   Derivative transactions with third parties;

              (i)  If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholder or borrowed from the selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

          (d)   Other hedging transactions, whereby the selling stockholder may:

              (i)  enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer of affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

             (ii)  sell common stock short itself and redeliver such shares to close out its short positions;

            (iii)  enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

            (iv)  loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event or default in the case of a pledge, sell the pledged shares pursuant to this prospectus; or

          (e)   Sales to third parties who may deliver the common stock upon exchange of exchangeable securities issued by such third parties or their affiliates, which in either case may deliver this prospectus in connection with the sale of those exchangeable securities. Such transactions may be combined with other transactions of the types described above. In particular, such third parties or their affiliates may engage in sales of common stock (including short sales) to hedge their position prior to the exchange of their exchangeable securities, may deliver this prospectus in connection with some or all of those sales and may deliver shares of common stock covered by this prospectus to close out any short positions created in connection with those sales.

        Executive stockholders are bound by the terms of the Amended Executive Stockholders Agreement, and accordingly are only permitted to sell such shares or shares of our common stock underlying such options in connection with a sale of shares by Endo Pharma LLC. See "Selling Stockholders."

        Subject to the terms of our stockholder agreements (see "Selling Stockholders"), in addition to selling its common stock under this prospectus, a selling stockholder may:

          (a)   agree to indemnify any underwriter or broker-dealer against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act;

          (b)   transfer its common stock in other ways not involving market maker or established trading markets, including directly by gift, distribution, or other transfer;

          (c)   sell its common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

          (d)   sell its common stock by any other legally available means.

        Any selling stockholder who is a "broker-dealer" will be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares. The selling stockholders have each informed us that they are not registered broker-dealers. Certain selling stockholders have identified themselves to us as affiliates of broker-dealers. See "Selling Stockholders." The selling stockholders who are affiliates of broker-dealers have each informed us that they did not receive the common stock outside of the ordinary course of business nor, at the time of issuance of the common stock, did they have any view to or any arrangements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

LEGAL MATTERS

        Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is acting as legal counsel to Endo Pharmaceuticals Holdings Inc. Skadden, Arps, Slate, Meagher & Flom LLP represents Kelso & Company and its affiliates from time to time. Debevoise & Plimpton LLP, New York, New York is acting as legal counsel to the underwriters. Debevoise & Plimpton LLP also represents Kelso and its affiliates from time to time.

EXPERTS

        The financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF EXPERTS

        Mr. Michael Mitchell, of counsel to Skadden, Arps, Slate, Meagher & Flom LLP, which provides legal services to us from time to time, is a director of Endo Pharmaceuticals Holdings Inc. and beneficially owns 40,000 options exercisable into shares of Endo Pharmaceuticals Holdings Inc.'s common stock.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the SEC. We have filed a registration statement on Form S-3 with the SEC of which this prospectus is a part. This prospectus does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits and any related prospectus supplement to read that information. References in this prospectus and any related prospectus supplement to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to or incorporated by reference in the registration statement for copies of the actual contract or document.

        You may read and copy the registration statement, the related exhibits and the other material we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, Attention: Chief Financial Officer or (610) 558-9800.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference (except any portions of any documents that have been "furnished" but not "filed" for purposes of the Exchange Act):

  •
  our annual report on Form 10-K for the year ended December 31, 2004;

  •
  our quarterly report on Form 10-Q for the three months ended March 31, 2005, and for the three and six months ended June 30, 2005;

  •
  our proxy statement on Schedule 14A for our 2005 annual stockholders' meeting;

  •
  our Form 8-A filed on July 12, 2000; and

  •
  our current reports on Form 8-K filed on January 24, 2005, February 18, 2005, March 11, 2005, May 23, 2005, June 7, 2005, July 8, 2005 and September 22, 2005.

        All documents which we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of an offering pursuant to this prospectus shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information."

        We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. You should direct requests for documents to 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, Attn: Chief Financial Officer. His telephone number is (610) 558-9800.

Endo Pharmaceuticals Holdings Inc.

29,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.
Citigroup

Morgan Stanley
SG Cowen & Co.
UBS Investment Bank

C.E. Unterberg, Towbin
Jefferies & Company, Inc.
JPMorgan

October 5, 2005

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
FORWARD-LOOKING STATEMENTS
THE OFFERING
USE OF PROCEEDS
THE COMPANY
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INTERESTS OF EXPERTS

ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INTERESTS OF EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE